UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                           FORM 10-SB/A
                         AMENDMENT NO. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    mPhase Technologies, Inc.
               (Formerly Tecma Laboratories, Inc.)

          (Name of Small Business Issuer in its charter)

       New Jersey                                     22-2287503
(State or other jurisdiction of           (I.R.S.Employer Identification Number)
  incorporation or organization)

587 Connecticut Ave, Norwalk, CT                        06854-0566
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number, (203) 838-2741

Securities to be registered under Section 12(b) of the Act:
     Title of each class                       Name of each exchange on which
     to be so registered                       each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common stock, no par value per share, 50,000,000 shares authorized, 17,194,043 shares issued and outstanding as of March 31, 1999. As of that date, it is estimated that approximately 4,511,000 shares were in the public float with an aggregate market value of approximately $16,353,000.


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Part I......................................................................1

Item 1.   Description of Business  ..........................................1

 A1) Business Development, Organization and
      Acquisition Activities.................................................1

 A2) Communications Industry and Potential
      effect on the Company's Plan of Operation .............................4

 A3) Management's Plan of Operation. . . . . . . . . . . . . . 10

Item 2.   Description of Property  . . . . . . . . . . . . . . 13

Item 3.   Directors, Executive Officers and Significant Employees14

Item 4.   Remuneration of Directors and Executive Officers . . 16

Item 5.   Security Ownership of Management and Certain Security holders16

Item 6.   Interest of Management and Others in Certain Transactions18

Item 7.   Description of Securities. . . . . . . . . . . . . . 19

Part II    . . . . . . . . . . . . . . . . . . . . . . . . . . 20

Item 1    Market Price of and Dividends on the Registrant's Common Equity
          and Other Stockholder Matters. . . . . . . . . . . . 20

Item 2    Legal Proceedings  . . . . . . . . . . . . . . . . . 21

Item 3    Changes in and Disagreements With Accountants. . . . 21

Item 4    Recent Sales of Unregistered Securities. . . . . . . 22

Item 5    Indemnification of Directors and Officers. . . . . . 23

Part F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . .F-1

Part III . . . . . . . . . . . . . . . . . . . . . . . . . . . 25

Item 1    Index to Exhibits (Pursuant to Item 601 of Regulation SB)26

Part III . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Item 2    Description of Exhibits. . . . . . . . . . . . . . . .

          Signature Page . . . . . . . . . . . . . . . . . . . 27


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Part I

Item 1.   Description of Business

A(1) Business Development, Organization, and Acquisition Activities

Lack of Revenue. The Company has had no sales or other revenues as yet and the Company cannot say for certain when this will occur.

mPhase Technologies, Inc., hereinafter sometimes referred to as "the Company", was organized as Tecma Laboratory, Inc. by the filing of certificate of incorporation with the Secretary of State of the State of New Jersey on December 18, 1979. As amended on August 28, 1987, the certificate of incorporation was amended to change its name to Tecma Laboratories, Inc. and the number of shares authorized to be issued was increased to 50,000,000 shares no par value common stock. On April 7, 1997, the Company amended its certificate of incorporation to change its name to Lightpaths TP Technologies, Inc. On June 2, 1997, the Company amended the certificate of incorporation and changed its name to mPhase Technologies, Inc. On March 31, 1997 the Company filed an amendment to its certificate of incorporation pursuant to which it effected a reverse split of its issued and outstanding shares of common stock on a one share for ten share basis.

Until the completion of the reverse acquisition and spinoff, discussed below, the Company conducted its business under the name of Tecma Laboratories, Inc. and was primarily engaged in research, development and the exploitation of certain patented products in the health care field.

On February 17, 1997, the stockholders of the Company approved the acquisition of Lightpaths, Inc., a Delaware Corporation, with the acquisition deemed to be effective as of that date.

As part of the transaction whereby the Company acquired Lightpaths, Inc. on January 29, 1997, the Company concurrently formed another wholly owned subsidiary called TLI Industries, Inc., hereinafter referred to as "TLI." The shares of TLI were spun off to the stockholders of the Company, effective March 31 ,1997, after transferring certain assets and liabilities, primarily fixed assets, patents and shareholder loans related to the prior business of Tecma Laboratories, Inc. Because liabilities transferred to TLI were in excess of the book value of the assets transferred there in a gain on the disposal of discontinued operations on March 31, 1997. This loss was treated as a decrease of the accumulated deficit by the Company prior to the spin-off.

As a consequence of the above described transactions, most of which required and obtained approval by the stockholders of the Company on February 17, 1997, the Company became the holding company of its wholly owned subsidiary, Lightpaths, Inc.

On June 25, 1998, the Company acquired Microphase Telecommunications, Inc., a Delaware corporation, hereinafter referred to as "MicroTel," by the issuance of 2,500,000 shares of its common stock in exchange for all the issued and outstanding shares of MicroTel. The primary assets acquired by way of this acquisition were patents and patent applications utilized in the Company's proprietary TRAVERSERTM Digital Video Data Delivery System, hereinafter referred to either as the TRAVERSERTM DVDDS technology or product.

On August 21, 1998, the Company incorporated a 100% wholly owned subsidiary called mPhaseTV.net/Inc., a Delaware corporation. The Company intends for this subsidiary to be the marketing vehicle for its cable business.

The primary business of mPhase Technologies, Inc. is to design, develop, manufacture and market high-bandwidth telecommunications products incorporating


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direct subscriber line ("DSL") technology. The Company's products allow high speed broadband transmission over the installed copper telephone wire infra structure and will enable telecommunications service providers to transmit up to 400 channels of MPEG-2 digital television, high speed Internet and traditional telephone voice services simultaneously over copper wire.

(1)  Principal Products and Principal Markets

A New Twist To Twisted Pair

The Company's TRAVERSERTM product line is designed to provide a cost-effective solution for high-speed digital data transmission over the installed twisted pair, copper wire infrastructure, and an alternative to cable access television ("CATV") as well as direct broadcast satellite services ("DBS"). By using the installed public telephone infrastructure, the TRAVERSERTM product line supports high-speed,"last mile" communication solutions without requiring costly upgrades from copper to coaxial cable or fiber optics. The Company intends to target independent telephone companies ("telcos"), Competitive Local Exchange Carriers ("CLECs"), independent Local Exchange Carriers ("ILECs"), International Local Exchange Carriers ("IXCs"), Internet Service Providers ("ISPs") and Regional Bell Operating Companies ("RBOCs") to allow these service providers to offer customers an integrated package of enhanced services.

Industry sources indicate that investment in copper infrastructure in the United States is approximately $300 billion and $1 trillion worldwide. The Gartner Group estimates the number of copper lines worldwide will grow by nearly 50 million per year for the next 5 years. The Company believes that telcos will seek to protect this significant investment in copper wire by utilizing the current infrastructure rather than pursuing costly fiber or hybrid fiber coaxial cable upgrades. In addition, telcos will need to address competition from cable companies, which are upgrading their networks in order to provide cable modem service and cable telephony in addition to traditional television services.

There are currently over 30 million Internet accounts in the United States using
28.8 Kbps or 56 Kbps modern speeds. Driven by slow and unreliable service from their current Internet service providers via remote dial-up, many consumers and telecommuters are demanding reliable, high-speed Internet access. Digital Subscriber Line ("DSL") technology allows telephone companies to provide high-speed Internet access and maximize the potential of installed telephone lines, thus avoiding installation of new wiring, a process which is time consuming and extremely expensive.

Using its proprietary hardware, mPhase offers a specific type of DSL called Rate Adaptive Digital Subscriber Line ("RADSL"), allowing high-speed data transmission at speeds up to 6 Mbps downstream and up to 1 Mbps upstream, increasing through-put up to 200 times faster than an existing 28.8 Kbps Internet connection. mPhase's DSL technology is unique in that it enables simultaneous delivery of high-speed Internet access, digital television programming, and telephone communications over an existing telephone line on an unshared platform. Because the transmission speed is rate adaptive, Mphase's
DSL adjusts to the length and signal quality of the telephone line, automatically selecting the highest practical operating speed. Furthermore, the one-to-one connectivity maintains reliable service, which does not degrade or decrease in speed with increased volume of subscribers.

mPhase believes it is the first affordable alternative to coaxial and fiber delivery for RBOCs and local telephone exchange carriers. The mPhase DSL transceiver is the only technology able to transport voice, digital television video programming, and data over the existing telephone infrastructure without impacting voice traffic or degrading the quality of service. Other potential applications made possible by mPhase's products include video teleconferencing, remote education, tele-medicine, and e-commerce.

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(ii) Status of Products and Services

mPhase is a development stage company in its final stages of on-site beta testing. To date, the Company has not generated any significant revenues through product sales or licensing in technology. The Company has installed the system capable of transmitting digital television, Internet data and voice service simultaneously at Hart Telephone in Hartwell Georgia, its beta customer. The Company believes that it will be able to reach commercial production of the TRAVERSERTM DVDDS version 1.0, an 99-channel end-to-end system solution, by the end of calendar year 1999. The 99-channel prototype will be completed and installed by the end of June 1999. Beta tests for the 99-channel product will commence immediately after installation. The TRAVERSERTM DVDDS version 1.1 will be the Company's first commercial product. The Company expects to launch a 400-channel system, version 2.0, by calendar year end 2000.

Generally speaking, mPhase DSL products are being designed to allow high bandwidth access utilizing the installed twisted pair existing telephone infrastructure under its proprietary TRAVERSERTM DVDDS technology. mPhase products in development include video teleconferencing and multi-conferencing systems, high bit rate Internet and Intranet delivery, distance learning, tele-medicine, network packet transferring and corporate data networks for banking and publishing.

In addition to its products utilizing its TRAVERSERTM technology, the Company also has designed products identified as Transmit/Receive Filters and Plain Old Telephone Service ("POTS") Splitter Product. The Company's POTS splitter product will be marketed as well as Drop In transmit and receive filters to XDSL vendors providing integrated XDSL equipment to their customers. The Company does not believe its inherent competitive advantage will be impaired by the sale of Transmit/Receive Filters and POTS splitter products to potential competitors.

(iii)     Research and Development Activities

Georgia Tech Research Institute ("GTRI") conducts a significant amount of research and development for the Company. After the development of the TRAVERSERTM DVDDS, version 1.1, the Company expects GTRI to continue research and development of the TRAVERSERTM product to enhance features and functionality, as well as coordinate the effort to develop the TRAVERSERTM, version 2.0 and additional products utilizing TRAVERSERTM technology.

The team at GTRI conducts research under the supervision of David Klimek, the Company's Chief Technology Officer, who works in conjunction with Ronald Bohlander, a Manager in the Manufacturing Technology Program at GTRI, and the project supervisors at GTRI.

To date, $3.7 million has been billed to mPhase for research and development conducted by GTRI, of which $2.2 million remained outstanding at December 31, 1998. GTRI is expected to complete development of the TRAVERSERTM DVDDS pursuant to a basic ordering agreement comprised of a series of delivery orders, which outline the timing, necessary actions and form of payment for specific tasks related to the completion of certain components of the TRAVERSERTM product line.

mPhase is the sole, worldwide licensee of the technology developed by GTRI in conjunction with the TRAVERSERTM product line. Upon completion of the commercial product, GTRI will receive a royalty of 3% to 5% of product sales.

The amount of research and development costs expended from October 2, 1996 (date of Inception) through December 31, 1998 was approximately $4,376,944. The Company was obligated to pay licensing fees (see Part 1, Item 1, A(2) D. Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, Labor Contracts) on product licenses for patents held by others through June 25, 1998, and as of that date, the Company eliminated this obligation with the acquisition the preceding acquisition and the present ordering agreements with GTRI, the Company of its 100% wholly owned subsidiary, MicroTel.

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Presently, as a result of will be subject to royalty payments of 3% and 4%
respectively, on the sale of its products of the TRAVERSERTM product line. As of December 31, 1998, the Company had not consummated any sales and has recorded only nominal revenue from licensing fees. Accordingly, none of the research and development costs have been borne by any customers.

During the fiscal year ending June 30, 1999, the Company plans to incur research and development expenses of approximately $5,000,000 as a consequence of the continued development of its current DSL products.

(iv) Employees

The Company presently has seven employees, two of whom are full-time and five of whom are part-time, and who are concurrently employed by Microphase Corporation, a Connecticut corporation, that could be deemed to be affiliated because of some common officers although the two companies are not identical with respect to their controlling stockholders.

(v)   Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect its operations.

A(2) Communications Industry and Potential Effect on the Company's Plan of Operation

A.   Copper (The company's technology.)

There has been a total revolution in communications technology since the first copper cable was installed for telephone connectivity more than a century ago. Since then a rich copper infrastructure has been installed in the earth and overhead. This infrastructure constitutes a collective asset with an installment cost valued at hundreds of billions of dollars which criss-crosses the United States and every other country in the world. Notwithstanding, only recently has technology been developed capable of transforming this expansive copper network originally designed for analog voice delivery into an affordable, high speed, data-intensive digital communications delivery system capable of meeting the demands of today's advanced high-tech, high-volume use.

Dataquest, a source of information concerning the telecommunications industry, estimates that there is 182 million copper wire telephone lines in the United States and over 827 million lines worldwide. Currently, copper wire and cable infrastructures must deal with the increasing challenge to support the large volume of data traffic generated by Internet access from residences and small offices via remote dial-up. As a result of the exponential growth of the Internet and the use of the World Wide Web, there is a digital data traffic dilemma. The volume of data being transmitted over the copper infrastructure has increased rapidly but the current capacity of the copper infrastructure to support it remains static.

Utilizing its proprietary TRAVERSERTM technology, mPhase has converted existing twisted pair copper telephone lines into programmable high speed access paths for multimedia and data communications. Accordingly, mPhase can now offer RBOC's, telcos, CLECs, ILECs, ISPs, IXCs, foreign LECs and other telecommunication companies the first affordable alternative to coaxial and fiber optic delivery.

B.   Various Forms of Competition

The telecommunications equipment market is characterized by swift technological change. Several competing solutions such as fiber optic, cable, wireless and satellite technologies will coexist in a competitive environment and compete with DSL for market share. Service providers may use other technologies to deploy high-speed transmission such as fiber optic cable, hybrid coaxial cable, ISDN and

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other alternatives. However, based on industry standards, the Company believes that DSL will prove to be the most cost-effective and deployment-ready broadband solution in the near-term.

Within the DSL arena, the Company has numerous competitors including ADTRAN, Alacatel, Aware, Inc., Broadband Technologies, CISCO Systems, Inc., ESI, General Data Com, Orckit Communications, PairGain Technologies, TUT Systems, Westell Technologies, AG Communications Systems, Copper Mountain, Diamond Lane, Paradyne and SourceNet. However, based on information made public, none of the Company's competitors offer digital television transmission capability.

b.(1) ISDN

Emerging technologies for high speed data transmission over copper lines include ISDN (Integrated Services Digital Network), currently delivering 128 Kilo Bytes Per Second ("KBPS") computer networking connections two times faster than those available with fastest analog modems.

While ISDN does provide faster access (128 Kbps) than analog modems (56 kbps), it is expensive, difficult to install, not really fast enough to satisfy consumer demand and does not allow simultaneous data transmission while maintaining normal telephone service on the same line. In addition, it is not capable of delivering digital television.

By contrast, the TRAVERSERTM DVDDS version 1.0 increases data speed throughput up to 50 times faster than an ISDN connection!

b.(2) Fiber Optic Cable

Fiber Optic cable is another alternative which allows high bandwidth transmission. But it requires a longer lead time to install and is very expensive to install. Of the estimated 180 plus million conventional telephone lines installed in the United States and more than 700 million world wide, fiber accounts for only a mere three (3%) percent although cable industry pundits have projected an increase in saturation of fibre optic cable installations to cover up to ten (10%) percent of the existing telephone infrastructure.

b.(3) Coaxial

Cable modems also promise the potential of wider bandwidth (up to 10 Mbps as compared to 56 Kbps analog modems). But coaxial cable is relatively expensive and it cannot deliver data efficiently without interfering with normal telephone and cable television services. The mPhase TRAVERSERTM DVDDS version 1.0, on the other hand, is fast, affordable and works with POTS.

B.   Initial Customer Base and Marketing Plan

To date, numerous domestic, independent telcos have indicated interest in the TRAVERSERTM DVDDS version 1.1. These domestic telcos are members of the United States Telephone Association ("USTA") comprising more than 1,100 members, the National Telephone Cooperative Association ("NTCA"), a non-profit association representing more than 500 small and rural telephone cooperatives and commercial companies, or the Organization Promoting the Advancement of Small Telephone Companies ("OPASTCO"), comprising more than 500 ILEC members in the United States and Canada. OPASATCO membership includes commercial and cooperative telephone companies, which range in size from 100 to 50,000 access lines and collectively serve over 2.5 million customers primarily in rural areas.
mPhase is an associate member of OPASTCO and was a panel participant at a recent conference regarding the cable telephony threat and the telco response. The Company believes its relationship with OPASTCO will augment its ability to directly market its products to ILECs.

In August 1998. mPhase signed an agreement with Hart Telephone Company, valued

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at $1.5 million, to provide 1,000 units of the TRAVERSERTM DVDDS version 1.0.
The Company also signed a distribution agreement with CariPAC Limited, a leading data communications and networking provider in Hong Kong and China, valued at $15 million, to distribute its TRAVERSERTM DVDDS products throughout Hong Kong and the Peoples' Republic of China. The Company is also in negotiations with several international telcos in Brazil, China, Mexico and Russia regarding the possibility of deploying the mPhase TRAVERSERTM DVDDS.

Domestic Market

Dataquest estimates that there are approximately 182 million local access lines in the United States, consisting of 164 million lines owned and operated by RBOCs and approximately 18 million lines owned by independent telephone companies other than the RBOCs. There are approximately 1,200 independent telcos in the continental United States. According to the Gartner Group, approximately 65% of phone lines in the United States are DSL-ready. The Company has targeted a group of approximately 300 domestic, independent and regional telcos for initial marketing efforts and the Company continues to expand this list as it nears production phase. Potential customers are selected from a universe including independent telcos with 5,000 access lines or more.

Management believes that there is a significant opportunity to market the Company's products to larger independent telcos (greater than 20,000 lines), as well as the smaller telcos (from 5,000 to 20,000 lines). The Company believes that the ILECs more readily embrace new technology and will typically be the early adopters of advanced DSL technology.

International LECs and foreign telcos also provide a large market opportunity. Penetration rates of cable television and DBS in the international markets are much lower internationally. The TRAVERSERTM would cost a service provider far less per subscriber than fiber or coax networks and would provide the most cost-effective method for service providers to increase the value of the existing copper infrastructure.

Teledensity rates (measured in number of access lines per 100 inhabitants) are low in developing nations but are expected to enter a period of dramatic growth. Many governments recognize that an advanced communications system is key to industrialization and are therefore promoting construction of telephone infrastructure. The Company believes that because these regions have the lowest teledensity rates, they will also exhibit the fastest growth over the next 5-year period. Specifically, Dataquest predicts that compounded annual growth of access lines between 1997 and 2001 in Eastern Europe, Latin America, Africa, and Asia will be 9.8%, 16.9%, 15.5% and 17.5% respectively.

Marketing Strategy

The Company has focused initial marketing efforts on both domestic and international telcos, which have responded positively to DSL technology and more specifically, to DSL service provision via TRAVERSERTM technology. The Company's initial marketing efforts target small to medium-sized, independent telcos, which are most threatened by the prospect of cable telephony and need to expand their service provision rapidly. Furthermore, independent telcos often have a faster response time in implementing new technology.

The Company also intends to market to larger telcos in the United States who also need to respond to the threat of competition from cable companies, as well as new entrants to the telecommunications market such as CLECs, ISPs, and long distance providers who are continually seeking access to local service. The Company believes that it will also be successful in penetrating larger telcos, but expects that it will have a longer sales cycle than with the smaller independent companies.


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Internationally, many countries also exhibit optimal conditions for telecom, broadband and video application growth. Most developing nations have low teledensity rates and few over-air options. Moreover, cable service is rarely available in most international markets, particularly in areas outside of the urban centers making them prime candidates for the TRAVERSERTM system. For example, the majority of Central and South American homes receive only two or three broadcast channels. According to industry research, the current cable subscriber base in South America of 8.3 million represents less than ten (10%) percent of the TV households, with over half concentrated in Argentina.

The Company intends to use a number of marketing strategies to facilitate product sales. mPhase will develop a direct sales force to market its products directly to service providers, as well as negotiate with international resellers. The Company has already signed one non-exclusive agreement with CariPAC to distribute the product in Hong Kong and the People's Republic of China. The Company is currently in discussions with other third party distributors and intends to pursue the resale channel for various parts of the world.

To date, the Company has made no sales of its technology and has limited resources to market its products. However, as part of its sales and marketing initiative, the Company recently hired an executive vice president of marketing who will oversee all marketing efforts. In addition, a substantial portion of the proceeds from new offerings of its securities will be used to expand the Company's marketing and sales force to include direct marketers and sales representatives responsible for telco accounts.

Product Overview

The Company's patent-protected TRAVERSERTM DVDDS products utilize technology licensed on an exclusive basis to the Company by Georgia Tech Research Institute and RADSL technology licensed on a non-exclusive basis by Globespan Semiconductor, Inc. (formerly AT&T Paradyne, Inc.). GTRI currently conducts a significant portion of the engineering research and design efforts for the Company in developing the TRAVERSERTM product line. The Company's proprietary system also utilizes an advanced filter technology developed by Microphase Corporation ("Microphase"), a world leader in diplexer and Detector Log Video Amplifier ("DVLA") technology. The hybrid filters in mPhase circuit boards enable more efficient impedance matching of the copper loop, longer transmission distances, and decreased signal bit errer rates.

The TRAVERSERTM is a complete, end-to-end data transmission solution, which enables service providers to transmit broadcast quality video at up to 5 Mbps, simultaneous Internet access at up to 1 Mbps (in four segments via Ethernet) and traditional voice. The TRAVERSERTM product is installed in the telco central office with a set-top box configuration, trademarked the Intelligent Network Interface ("INI"), at the customer premise. The Company's network product is utilized in conjunction with popular telecommunications transport protocols such as: Digital Signal Level 3.0 ("DS3"), Synchronous Optical NETwork ("SONET"), Synchronous Digital Hierarchy ("SDH"), Asynchronous Transfer Mode ("ATM") or frame relay and is highly adaptable. The Company is also in the process of evaluating the ease with which its network products can be used in conjunction with other transport protocols. The TRAVERSERTM is transparent to the switch and DLC manufacturer, supports emergency service operation and relieves dial-up Internet switch congestion.

With the TRAVERSERTM, the content provider receives and distributes digital data (television signals and Internet) to a typical telephone company central office via satellite or a SONET telecommunications network. A programming and control center located at the central office will combine the video and Internet data as well as local off-air broadcasts for transmission over the TRAVERSERTM DVDDS. The central office then delivers traditional analog voice signal, digital television, and Internet data via the TRAVERSERTM DVDDS over the existing copper

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twisted-pair infrastructure to the customer premises. At the customer premises, the TRAVERSERTM Intelligent Network Interface ("INI") passes through the phone lines and connects to the television set and the computer. The video signal is sent as both an S-video signal and a channel 3 or 4 RF modulated signal. Internet is accessed via a 10baseT Ethernet connection over category-5 wiring.

The TRAVERSERTM product line is able to partition bandwidth, using mPhase's proprietary framer chip, enabling all 6 Mbps of upstream and 1 Mbps of downstream bandwidth to be used to transmit data exclusive of the digital television application. The ability to segment and scale the bandwidth according to individual needs ideally targets the small office/home office ("SOHO") market. The Company's DSL-based, high-speed data delivery solutions are useful for vertical data communications applications such as videoconferencing, tele-medicine and all types of corporate data network markets. Furthermore, the Company's products provide a non-shared data transmission line, while most other DSL products use a multiplexed modem at the central office.

Production Strategy

mPhase plans to use contract manufacturing companies to provide manufacturing services and to support responsive customer service. The Company is targeting leading contract manufacturing companies with which it believes long-term relationships can be established and which have strategically located facilities in North America, Mexico and Asia. In doing so, the Company is following a trend already well established among original equipment manufacturers ("OEMs").

The production scale, infrastructure, purchasing volume and expertise of leading contract manufacturers can enable OEMs to reduce production cycle time and accelerate time to market. As electronic products have become technologically advanced, internal manufacturing has required significantly increased working capital, equipment, labor and infrastructure. Contract manufacturers enable OEMs to manufacture without making the substantial capital investments required for internal production.

Because OEMs are faced with increasing challenges in planning procuring and managing their inventories efficiently due to frequent design changes, short product life cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. Contract manufacturers' inventory management expertise and volume procurement can reduce OEM production and inventory costs.

Contract manufacturers with worldwide capabilities also are able to offer OEMs a variety of options on manufacturing locations to better address their objectives regarding costs, shipment location, frequency of interaction with manufacturing specialists and local content requirements of end-market countries.

D.   Patents and Licenses

The Company has filed and intends to file United States patents and/or copyright applications relating to certain of its proposed products and technologies either with its collaborators/strategic partners or on its own behalf. There can be no assurance, however, that any of the patents obtained will result in the Company protecting a commercially significant protection of its technologies or that the Company will have adequate resources to enforce its patents.
Because the Company may license its technology and products in foreign markets, it may also elect to seek foreign patent protection. With respect to foreign patents, the patent laws of other countries may differ significantly from those of the United States as to the patentability of the Company's products or technology. In addition, it is possible that competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for, or may in the future apply for and obtain, patents which will have an adverse impact on the Company's

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ability to make and sell its products. There can also be no assurance that competitors will not infringe on the Company's patents. Defense and prosecution of patent suits, even if successful, are both costly and time consuming. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease its operations.

The intellectual property owned and licensed by mPhase falls into two essential categories, analog and digital intellectual property. The Company owns all of the intellectual property related to the analog component of its DSL-based products, previously held by Microphase Corporation. The provisional patents and subsequent United States patent applications will be under the name of mPhase. mPhase acquired the intellectual property rights for the analog components related to the TRAVERSERTM from MicroTel.

The following are titles of United States provisional patent applications for the analog portion of the technology used in relation to the TRAVERSERTM DVDDS:
(a) Video Voice Isolation Filter for Telephone User Installation; (b) Video Voice Isolation Filter for Rack Mount Telephone Equipment; and (c) Voice Channel Noise Filter for Telephony.

The DSL filter technology developed by Microphase Corporation which is now patent pending under application by mPhase, enables increased video clarity over copper wire, longer transmission distances and decreased signal error rate.
The intellectual property related to the Microphase DSL filters falls into two categories: the POTS filter, which separates the TRAVERSERTM DSL spectrum from the traditional voice service and the upstream/downstream filtering, which separates the two distinct portions of the TRAVERSERTM DSL spectrum from each other. Both of these components are key to providing a DSL signal at sufficient quality and service distances for combined video and data delivery.

Digital intellectual property licensing is comprised of: (a) a non-exclusive license from GlobeSpan Semiconductor, Inc. for the rights to use the GlobeSpan RADSL chipset; and (b) an exclusive, worldwide license to manufacture and market products using the technology developed under contract by GTRI. The exclusive license with GTRI is applicable for the duration of their patent protecting the system design and other technology related to the TRAVERSERTM product line. Currently, GTRI has both regular and provisional United States patents pending for transport and system design and proprietary framing and has filed all necessary paperwork for permanent copyrights. United States patents for the digital intellectual property have an effective filing date of November 4, 1997 and are pending. The Company believes that in the future it will have the opportunity to acquire intellectual property rights from GTRI.

The licensed technology developed at GTRI centers around the capabilities of the TRAVERSERTM DVDDS. The four (4) United States patents under application are:
(1) System and Method for Maintaining Timing Syncronization in a Digital Video Network; (2) System and Method for the Delivery of Digital Video and Data over a Communications Channel; (3) Computer System and Method for Providing Digital Video and Data over a Communications Channel; and (4) Apparatus and Method for Transporting Infrared and Radio Frequency Signals.

The exclusively licensed digital intellectual property allows several unique aspects of the DVDDS. Among these is the backplane design, which allows the ability to have every subscriber view any channel available. All subscribers in a given system could be watching the same channel, or could be watching different channels with no degradation of service. The proprietary design, which does not incorporate a Digital Subscriber Line Access Multiplexer ("DSLAM") architecture, makes the DVDDS a true broadcast system rather than a mere video delivery system.

Intellectual property rights also cover the development of the Framer and the Framer chip. The Framer is an Application Specific Integrated Circuit (ASIC) which gives the TRAVERSERTM DVDDS the capability of allocating both the downstream and upstream bandwidth into virtually any application required. This feature allows the TRAVERSERTM to deliver both MPEG-2 Digital Video and Internet data simultaneously and also allows for future applications of the DVDDS. This proprietary capability will not be able to be duplicated without a serious endeavor to avoid patent infringement.

Patents pending also protect the software management and control of the individual TRAVERSERTM links, the DVDDS, all firmware, C++ and Java code written for the project and the channel changing methodology and interface to EPG (electronic program guide) at the customer site through the Intelligent Network Interface.

The Company also relies on unpatented proprietary technology, and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology. If the Company is unable to maintain the proprietary nature of its TRAVERSERTMtechnology, the Company's future operations could be adversely affected.

E.   Regulation

The Federal Communication Commission ("FCC") and various state public utility and service commissions, regulate most of the Company's potential domestic customers. Changes to FCC regulatory policies affect the accessibility of services, and other terms on which telecommunications providers conduct their business, may adversely impact the Company's potential penetration into certain markets. While the statutory and regulatory framework for telephone providers providing video products has become more favorable, it is uncertain at this time how this will affect the demand for products based upon DSL technology. In addition, the Company's business and results of operations may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components which the Company obtains from non-domestic suppliers. Changes in current or future laws or regulations, in the U.S. or elsewhere, could materially adversely affect the Company's business.

A(3) Management's Plan of Operation

To date, the Company has had no operating revenue. There can be no assurance whatsoever that the TRAVERSERTM technology and products, when developed and manufactured, will be able to compete successfully in the marketplace and/or generate revenue. Moreover, the Company forecasts ongoing significant losses into the foreseeable future, including, but not limited to, costs such as general and administrative, marketing and sales, advertising, engineering, drafting, manufacturing, assembly, quality control, cost of materials and research and development expenses. Consequently, the Company will continue to have high levels of operating expense before developing significant revenues and will be required to make substantial capital expenditures in connection with its ongoing research and development activities.

As a result of forecasted operating losses and the significant outlays for research and development, the Company will be required to raise additional capital through the issuance of its common stock, estimated at $15,000,000 at a price per share to be determined, to sophisticated investors in a transaction which is expected to be exempt from registration pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission ("the SEC") under the Securities Act of 1933, as amended. Upon completion of this private offering, the Company will have sufficient working capital for at least one year and does not anticipate other offerings of its common stock during that time.

The TRAVERSERTM technology and products currently being developed by the Company utilize new concepts and designs in transporting signals over traditional twisted copper pair telephone wires. The prospects for success by mPhase therefore will depend on its ability to successfully sell its products to potential customers who may be inhibited from doing business with the Company because of their commitment to their own technologies and products. As a result, demand and market acceptance for the TRAVERSERTM technology and products now under development by the Company is subject to a high level of risk in relation to their acceptance in the marketplace.

Reliance Upon Technology and Product Development by GTRI

If GTRI is unable to complete its development activities pursuant to contract arrangements, the Company would have to complete development itself or through third parties. Although management at mPhase believes it has sufficient information to allow the completion of development of these products, there is no assurance that the Company will have sufficient economic or human resources to complete such development in a timely manner, or that it could enter into economically reasonable arrangements for the completion of such products by third parties. In addition, the Company's success will depend upon its technologies and proposed products meeting acceptable performance criteria and upon their timely introduction into the marketplace.

First to Market with a Video Solution

The Company intends to benefit from being first to market with a product that allows the delivery of digital quality television over copper wire. The Company estimates that it would take a competitor several years to develop comparable technology without patent infringement. The Company believes that competitors are focusing their product development on high-speed Internet data transmission only and have overlooked the vast opportunity in digital television transmission over copper wire.

Flexibility of Service Offerings

With the TRAVERSERTM, telcos can partition the bandwidth allocated to a given line in nearly countless configurations. This flexibility will enable telcos to provide Internet data only service using the entire bandwidth at 6 Mbps speeds up to 18,000 feet or video data without Internet up to 15,000 feet. This feature of the TRAVERSERTM system enables the telcos to remotely configure a customer's bandwidth according to the needs of that specific subscriber.

Maximizing Breadth of Customer Base

The Company believes that the historical barriers in the communications industry are being deconstructed. Companies that have traditionally offered only type of service are expanding into different products. Cable companies are now offering Internet and telephony services in addition to cable television. Long distance companies are now entering the local, cellular and Internet Service Provider ("ISP") markets and, in some cases, the video distribution market. mPhase intends to target all carriers and believes that most carriers would be interested in offering a variety of services.

Leveraging the Success Based Economics of DSL

Because the TRAVERSERTM incorporates DSL technology, a significant portion of
the service provider's capital expenditures is success-based.   The Company's
TRAVERSERTM system is modular and scalable so service providers can buy equipment where they have presold lines, thereby eliminating stranded plant or unused equipment. The Company estimates that eighty (80%) percent of expenditures are variable and are incurred when a subscriber is added, compared to twenty (20%) percent which is fixed common equipment in the central office that is necessary regardless of the number of subscribers on the system.

Providing a Turnkey-Solution for Content - mPhase TV.net

The Company has organized a subsidiary corporation, mPhaseTV.net, which is an integrator and aggregator of both digital television programming and Internet content. mPhase TV.net will provide content for the telcos and other service providers who install the TRAVERSERTM DVDDS hardware. mPhaseTV.net's content package for both the Internet and the digital television applications of the TRAVERSERTM is expected to rollout simultaneously and is contingent upon the deployment rate of the TRAVERSERTM DVDDS version 1.1. The programming available from mPhaseTV.net will be a suggested package of channels but can be customized by each customer for local programming, existing and future ethnic channels, special interest programming or preferred movie packages.

mPhaseTV.net has signed an agreement with InfoSpace.com Inc. ("InfoSpace") (NASDAQ:INSP), a leading provider of Internet content, who will co-brand Internet content for mPhase. Features included will be InfoSpace.com Yellow & White Pages, Classifieds, Finance, Shopping, Net Community, and City Guide. InfoSpace will act as the Internet portal for mPhase TV.net.

mPhaseTV.net will provide a gateway to the Internet through a proprietary mPhase website, which consumers access through an mPhaseTV.net service provider. When accessing the Internet, the telco subscriber will automatically enter the mPhase homepage, similar to any on-line access provider. The mPhase Internet portal will be powered by InfoSpace. The Company has signed an agreement with InfoSpace to aggregate content and coordinate regional banner advertising with mPhaseTV.net. Revenues from service provision will be shared between InfoSpace and mPhaseTV.net. Any revenues derived from e-commerce will be shared between InfoSpace, mPhaseTV.net and the telco or service provider, based on pre-negotiated contracts.

Enable Service Providers to Benefit from E-Commerce and Internet Advertising

Telcos and service providers using the TRAVERSERTM product will benefit from additional revenue streams derived through E-Commerce and advertising profit sharing. The Company anticipates negotiating individual agreements with service providers who purchase the TRAVERSERTM product related to revenue generated from e-commerce and online advertising profit sharing. These agreements would be dependent upon the terms of the agreements between the Company and e-commerce participants, who generally reward Internet content providers featuring online shopping on their website with a percentage of revenues generated through that site. The Company would then pass along a portion of revenues to the telcos or service providers.

Continued Product Enhancements

The Company anticipates developing a number of future products, which can be incorporated into the TRAVERSERTM product line using mPhase's proprietary framer chip to allocate both the downstream and upstream bandwidth dynamically for a myriad of applications. In addition to digital television and Internet usage, applications such as video conferencing and digital telephony (virtual copper) become a technical and economic possibility. Remote security system monitoring, utility meter reading, and any Ethernet data application can be performed with the proper connectivity. When MPEG-2 video is not being transmitted over a particular link, the entire bandwidth is automatically allocated to Ethernet.

Future Product Offerings

The Company also has several additional products under development to enhance and expand its target market. These products include the DVDDS version 2.0, a Digital Loop Carrier TRAVERSERTM solution, and a DSL repeater. The TRAVERSERTM


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
DVDDS version 2.0 will address connectivity to ATM networks, targeting the larger CLECs, certain foreign telephone companies, as well as the RBOCs. Version 2.0 will offer a capacity of 400 digital video channels.

Strategic Partnerships

The Company intends to seek additional strategic partners for the aggregation and development of television and Internet content, manufacturing, sales and distribution and technological advancements. mPhase relies on the additional expertise that other companies have in various specific fields, which relate to the successful commercialization of the TRAVERSERTM, and intends to leverage that expertise to enhance its product appeal. The Company is actively looking in international markets for resellers and distributors who have established relationships with pre-existing carriers. mPhase is also exploring the possibility of seeking a partner to provide a turnkey video package, which it can then resell to telcos who purchase the Company's hardware products.

"Plain English" Guidelines

At the time the Company prepared this document it was not required to follow the plain English Guidelines recently promulgated by the SEC; on a going forward basis the Company intends to utilize these guidelines on all its future filings.

B.   Segment Data

As of December 31, 1998, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

C.   Forward Looking Statements

Forward-looking statements above and elsewhere in this report that suggest that the Company will increase revenues, become profitable and achieve significant growth are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations and cash flows. Words such as "believes," "expects," "anticipates," or similar expressions identify these statements. Such forward-looking statements are based on the beliefs of the Company and its Board of Directors in which they attempt to analyze the Company's competitive position in its industry and the facts affecting its business. Investors should understand that each of the foregoing risk factors, in addition to those discussed elsewhere in this document could affect the future results of the Company, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference herein. In addition, there can be no assurance that the Company and its Board have correctly identified and assessed all of the factors affecting the Company's business.

Item 2.   Description of Property

The Company's corporate headquarters are located at 587 Connecticut Avenue, Norwalk, CT 06856-0960. The Company also leases office space as well as administrative services of Microphase Corporation including the use of accounting personnel on a month to month basis for $5,000 per month. The Company also maintains an office at the facilities of Georgia Tech Research Corporation in Atlanta Georgia where the GTRI also has research facilities as part of its contractual relations relating to a basic ordering agreement between mPhase and Georgia Tech Research Corporation.





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
Item 3.   Directors, Executive Officers and Significant Employees

(a)  Directors and Executive Officers and Significant Employees

The names, ages and positions of the Company's present directors and executive officers are as follows:

       Name                    Age                       Position

Necdet F. Ergul                75               Director, Chairman of the Board

Ronald A. Durando              42               Director, President and Chief
                                                  Executive Officer

Gustave T. Dotoli              62               Director and Chief Operating
                                                  Officer

David Klimek                   44               Director, Chief Technology
                                                Officer

J. Lee Barton                  45               Director

Hal L. Willis                  45               Executive Vice President -
                                                Corporate Development

Susan E. Cifelli               41               Executive Vice President -
                                                Sales and Marketing

(b) Other relationships

Necdet F. Ergul, Director and Chairman of the Board of the Company is also the Chairman of the Board of Microphase Corporation. Ronald A. Durando, president of the Company is also Chief Operating Officer of Microphase Corporation. Gustave T. Dotoli is also Vice President of Corporate Development at Microphase Corporation.

(c) Work Experience

Necdet F. Ergul: Chairman of the Board of Directors. Mr. Ergul has been Chairman of the Board at mPhase since October 1996 with the exception of a three month period when he temporarily resigned from that position due to the press of personal business. He is also the President and Chief Executive Officer of Microphase Corporation which he founded in 1955. In addition to his management responsibilities at Microphase, he is active in engineering design and related research and development. Mr. Ergul holds a Masters Degree in Electrical Engineering from the Polytechnic Institute of Brooklyn, New York.

Ronald A. Durando: Mr. Durando has been President and Chief Executive Officer of mPhase since the Company's inception in October of 1996. In addition, he has been the Chief Operating Officer of Microphase Corporation since 1994. From 1987 to 1994, he was the President and Chief Executive Officer of Nutley Securities, Inc., a registered broker-dealer. From 1982 to 1987 Mr. Durando worked as a Registered Representative for several Security Brokerage firms. From 1973 to 1982, Mr. Durando held various positions at Nova Electric Manufacturing Company, including Head of Electromechanical Design.

Gustave T. Dotoli: Mr. Dotoli has been Chief Operating Officer of mPhase since October of 1996. In addition, Mr. Dotoli has been the Vice President of Corporate Development at Microphase Corporation since December of 1996. He is formerly the President and Chief Executive Officer of the following corporations: Imperial Electro-Plating, Inc., World Imports USA, Industrial Chemical Supply, Inc., SISCO Beverage, Inc. and Met Pack, Inc. Mr. Dotoli earned a B.S. degree in Industrial Engineering from Fairleigh Dickenson University in 1959.
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
David Klimek: Mr. Klimek has been Chief Technology Officer of mPhase since June, 1998 and Director of Engineering since the Company's inception in October 1996.He has more than 18 years of technical engineering and design expertise and presently holds 13 individual or co-authored U.S. Patents. From 1982 to 1990, Mr. Klimek was the Research and Development Manager at Digital Controls, Inc. In 1982, he received his Bachelor of Science degree in Electrical Engineering from Milwaukee School of Engineering, Milwaukee, WI. In addition, he graduated from the U.S. Navy Basic Electronics School at Great Lakes Naval Training Center in 1972.

Hal L. Willis: Mr. Willis has been Executive Vice President - Corporate Development of mPhase since October 1998. Prior to joining mPhase, Mr. Willis had 17 years of cable television industry experience with Gaylord Entertainment Company. Mr. Willis was formerly Vice President and General Manager-Worldwide for the Country Music Television Cable Network ("CMT") and longtime General Counsel of the Nashville Network (TNN). Mr. Willis worked with Gaylord Entertainment Company, overseeing its launch of TNN and its acquisition of CMT.

Susan E. Cifelli: Ms. Cifelli joined mPhase in the capacity of Executive Vice President - Marketing during February 1999. Ms. Cifelli has 18 years of experience in the telecommunications industry with Bell Atlantic, NYNEX and New England Telephone Company. Most recently, she was Project Manager for the "Infospeed" DSL Services Marketing Project at Bell Atlantic. Prior to this, she was the Project and Product Manager for marketing InfoFone Services in the State of New York. Ms. Cifelli holds an Masters of Science degree in Telecommunications & Computing Management from Polytechnic University and a Bachelors of Art from the State University of New York at Buffalo.

J. Lee Barton:   Mr. Barton became a member of the board of mPhase in February
1999. Mr. Barton is presently Chief Executive Officer of Lintel, Inc. a holding company that includes Hart Telephone Company, a 10,000 line Local Exchange Carrier in Northeast Georgia; Hart Communications, an interconnect carriers' carrier and long distance company; Hart Cellular, a partnership in two RSA's in North Georgia; Hart Cable, a recently formed cable television company; and Hart GlobalNet.

(d) Involvement in certain material legal proceedings during the last five years

A. No director, executive officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

B. No bankruptcy petitions have been filed by or against any business or property of any director, executive officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were a general partner or executive officer.

Item 4.   Renumeration of Existing Directors, Executive Officers and
          Consultants

A.   Remuneration During Period ended June 30, 1998

(i)  Compensation of Officers
                                                                   Options,
                                                                   Warrants
                                 Capacities                        Or Other
                          In Which Remuneration    Aggregate       Stock
Name of Individual             Was Recorded       Remuneration      Rights

Necdet F. Ergul           Chairman of the Board        -0-           - 0 - (1)
Ronald A. Durando         President and Chief
                           Executive Officer         150,000         - 0 - (1)
Gustave Dotoli            Chief Operating Officer    120,000         - 0 - (1)

David Klimek              Manager of Engineering      68,500         - 0 - (1)

(ii) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period ended June 30, 1998 for any service provided as a director.

(1) Does not include options issued with an exercise price of one dollar ($1.00) per share, and therefore no compensatory element.

B. Remuneration Subsequent to year-end for the six month period ending December 31, 1998

                                                                    Options,
                                                                    Warrants
                                  Capacities                        Or Other
      Name of Individual    In Which Remuneration    Aggregate       Stock
     or Identity of Group       Was Recorded       Remuneration      Rights

Necdet F. Ergul             Chairman of the Board        -0-     $ 256,250(1,2)
Ronald A. Durando           President and Chief
                            Executive Officer          75,000    $ 256,250(1,2)
Gustave Dotoli              Chief Operating Officer    60,000    $ 85,417 (1,2)
David Klimek                Manager of Engineering     37,985         - 0 - (1)

There were no arrangements pursuant to which any director of the Company was compensated for the period ended June 30, 1998 for any service provided as a director.

(1) Does not include options issued with an exercise price of one dollar ($1.00) per share, and therefore no compensatory element.

(2) Includes grant of shares valued at $1.7083 per share, issued in January of 1999 for services performed through December 31, 1998. 150,000 shares were issued to Necdet F. Ergul; 150,000 shares were issued to Ronald A. Durando; and 50,000 shares were issued to Gustave T. Dotoli.

Item 5.   Security Ownership of Management and Certain Security holders

A.   The following table sets forth information concerning stock ownership of
     (i) each director, (ii) each executive officer (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than 10% of the Common Stock as of June 25, 1998.


16
                                                      Amount
Title     Name and Address                          of Shares       Percent
 of             of                                   Held By           of
Class     Owner of Shares                             Owner          Class

Common    Necdet F. Ergul                (1)        1,306,148          7.6
"         Ronald A. Durando              (1)(2)     1,966,148         11.4
"         Gustave Dotoli                 (1)          775,000          4.5
"         J. Lee Barton                  (1)        2,545,000         14.8
"         David Klimek                   (1)          300,000          1.8
"        Hal L. Willis                  (1)           150,000          0.9
"         All Directors and
          Officers as a group
          (6 persons)                    Total      7,042,296        41.0%

(1)  c/o mPhase Technologies, Inc.,

(2) Includes 320,000 shares held by Nutley Securities, Inc. which is owned 100% by Mr. Durando.

B.   Persons Sharing Ownership of Control Shares

     No persons other than J. Lee Barton, Ronald A. Durando and Necdet F. Ergul own or shares the power to vote 5% or more of the Company's securities.

C.   Non-voting Securities and Principal Holders Thereof.

     The Company has not issued any non-voting securities.

D.   Options, Warrants and Rights

     The Company has issued 1,621,845 five year warrants to purchase mPhase common stock in connection with Rule 505 offerings of its securities to investors. It also issued 75,000 five year warrants to a company called VMW, Inc., the first 25,000 warrants exercisable at $1.06 per share and the balance of 50,000 exercisable at $2.375 per share. In addition, the Company issued 400,000 five year warrants to Kaufman Brothers, a New York City investment banker, exercisable at $1.00 per share. The warrants granted the Kaufman Brothers also contain provisions which would allow for a conversion to common stock without any proceeds being received by the Company under a formula which would reduce the number of shares issued when the warrants are exercised based in part on the marketplace of the Company's common stock when the warrants are exercised.

     The Company has also granted stock options to its directors, officers, legal counsel and certain consultants, in August 1997 and again in January/March 1999. The total number of stock options granted and outstanding as of March 31, 1999 was 5,703,750. Of this number, 5,573,750 were exercisable at $1.00 per share, 80,000 were exercisable at $1.50 per share, and 50,000 were exercisable at $2.00 per share.

     In August 1997, the Company granted Thomas A. Murphy, a former director and officer of the Company, 750,000 options to purchase mPhase common stock at a price of $1.00 per share. As a consequence of negotiations between the Company and Mr. Murphy, this former director and officer agreed to waive any claim he may have had to the 750,000 stock options that had been granted to him.

E.   Parents of the Issuer

     Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.  No person other than Messrs. J. Lee
Barton, and Ronald A. Durando own or share the power to vote 10% or more of the Company's securities.

Item 6.   Interest of Management and Others in Certain Transactions

The management of the Company are also employees of an affiliated group of companies which have recorded material transactions with the Company. The Company's management is in a position to, and in the future may, influence future operations of the Company for the benefit of other companies that are under their control.

During the period ended June 30, 1997, the Company advanced $164,000 and $250,090 to companies then under common control. Additionally, the Company agreed to reimburse another affiliate $383,266 for research and development expenses as well as certain marketing expenses and $42,500 for other costs.

On May 1, 1997 the Company entered into an agreement with Microphase Corporation, an affiliated company with certain directors and officers in common, whereby the Company will utilize office space as well as the administrative services of Microphase Corporation such as its accounting personnel. This agreement calls for payments of $10,000 a month and is on a month to month basis.

On October 27, 1997, the Company, in connection with a planned joint venture licensing agreement with Global Music & Media, Inc., a Tennessee corporation, became the 41.724% owner in an unconsolidated subsidiary known as Complete Telecommunications, Inc. Pursuant to the original concept for the joint venture, the Company made an investment of $300,000 and issued to Global Music
& Media, Inc. 250,000 shares of its common stock then valued at $125,000. The Company also advanced $150,000 to the joint venture which was to bear interest at twelve (12%) percent per annum. No payments have been received by the Company from the joint venture with Global Music & Media, Inc. During the fiscal year 1998, Global Music & Media, Inc. commenced an action against the Company alleging it was the holder of an exclusive license to market the Company's TRAVERSERTMtechnology and related projects.

Prior to its merger with Lightpaths, Inc., when known as Tecma Laboratories, Inc., the corporation had abandoned its Bridgewater, New Jersey facility and had taken the position it had no obligation for rent under a lease with U.S. Land Resources, L.P. which has since expired. Notwithstanding, the Company recorded $54,250 on its books for unpaid rent which is included in accounts payable as of June 30, 1998. As a consequence of a lawsuit brought by U.S. Land Resources which named the former legal counsel for the Company as a defendant, in March 1999, the Company negotiated a settlement of this obligation which was funded in substantial part by the aforesaid former legal counsel of the Company and, accordingly, had no further impact on its books.

Prior to recapitalization due to the reverse acquisition discussed in A(1) Business Development, Organization and Acquisition Activities, the Company issued 1,500,000 and 27,465 shares of stock in cancellation of $75,000 of loans and $6,866 of accounts payable respectively, bringing the aggregate shares to 11,404,270 prior the recapitalization and the reverse split noted below.

The Company effected a one-for-ten reverse split for the shares above, effective March 31, 1997.

The Company issued 6,600,000 post reverse split shares in connection with the reverse acquisition discussed above.

On June 25, 1998, the Company issued 2,500,000 shares in consideration for all the issued and outstanding shares of MicroTel, which was then an affiliate of Microphase Corporation which holds certain provisional patents and copyrights relating to the Company's TRAVERSERTM technology. As a consequence of this acquisition, the Company eliminated a Technology, Patent and Trademark License Agreement it had entered into with MicroTel.

Item 7.    Description of Securities

(a)  Common or Preferred Stock

(1)  Description of Rights and Liabilities of Common Stockholders

(i) Dividend Rights-The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

(ii) Voting Rights-Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holders of 50% of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without further stockholder action.

(iii) Liquidation Rights- Upon liquidation, the holders of common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

(iv) Preemptive Rights-Holders of common stock are not entitled to preemptive rights.

(v) Conversion Rights-No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

(vi) Redemption Rights-No redemption rights exist for shares of common stock

(vii) Sinking Fund Provisions- No sinking fund provisions exist for shares of common stock.

(viii) Further Liability For Calls- No shares of common stock are subject to further call or assessment by the issuer.

(2)  Potential Liabilities of Common Stockholders to State or Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues.

(b) Debt Securities

The Company is not registering any debt securities, nor are any debt securities presently outstanding.

(c) Other Securities To Be Registered

The Company is not registering any securities other than its common stock.

Part II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

(a)  Market Information

(1)The common stock of the Company is presently traded on the NASDAQ OTC Bulletin Board, under the symbol "XDSL".

The following represents the high and low, bid and ask prices of the Company's common stock the last two fiscal years as provided by the National Quotation Bureau, Inc.. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. THESE FIGURES HAVE BEEN ADJUSTED TO REFLECT A 1 FOR 10 REVERSE SPLIT ON MARCH 1, 1997 AND A REVERSE SPLIT OF 1 FOR 2 EFFECTIVE ON SEPTEMBER 21, 1995

                                     Bid Prices                 Ask Prices
                                  High        Low           High         Low
1996
October 1 through December 31   $.03125    $ .03125      $ .28125    $ .28125

1997
Jan. 1 through Mar. 31          $ .625     $ .03125      $ .78125    $ .28125
Apr. 1 through June 30          $ 3.75     $   1.75      $  5.00     $  2.125
July 1 through Sept. 30         $ 2.125    $  1.375      $  2.3475   $  1.875
Oct. 1 through Dec. 31          $ 1.406    $   .625      $  1.875    $   .8125


1998
Jan. 1 through Mar. 31          $ 1.75     $   .875      $ 2.00      $ 1.0
April 1 through June 30         $ 2.375    $  1.125      $ 2.5625    $ 1.28125
July 1 through Sept. 30         $ 5.125    $ .71875      $5.25       $.875
Oct. 1 through Dec. 31          $ 7.813    $  1.3125     $ 3.9375    $ 1.500

1999
Jan. 1 through Mar. 31          $7.375    $ 1.875        $ 7.375     $ 1.9688

(2)(i) The common stock of mPhase is subject to outstanding options issued to directors, officers, consultants and legal counsel of the Company as follows:
5,488,750 options to purchase 5,488,750 shares of the Company's common stock at $1.00 per share, 80,000 options to purchase 80,000 shares of the Company's common stock of $1.50 per share and 50,000 options to purchase 50,000 shares of the Company's common stock at a price of $2.00 per share. In addition, the Company has issued 1,621,845 warrants to purchase 1,621,845 shares of the Company's common stock at $0.75 per share, 25,000 warrants to purchase 25,000 shares of the Company's common stock at $1.06 per share, 50,000 warrants to purchase 50,000 shares of the Company's common stock at $2.4375 per share and 400,000 warrants to purchase 400,000 shares of the Company's common stock at a price of $1.00 per share but with provisions which would allow the holder of the warrants to reduce the number of shares exercised proportionately to the market price of the Company's stock in lieu of payment for these options.

(ii) All of the issued and outstanding shares of the Company's common stock is subject to being sold under Rule 144 promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. Except for a limited number of shares sold under Rule 504 of Regulation D, sales of unregistered shares of mPhase common stock made by the Company to investors have been made with the understanding that it would file to become a reporting company which would then allow the investors to sell the shares purchased pursuant to Rule 144 after a one year holding period. As of March 31, 1999, the public float consisted of approximately 4,511,000 shares and the remaining 12,683,000 issued and outstanding shares were subject to Rule 144 restrictions.
                                                               20
(iii) No common stock is currently being publicly offered by the Company. However, management continues to seek additional capital to fund its research and development projects through the private placement of its securities with institutions and other sophisticated investors. The Company presently plans a to implement a private placement of its securities that would raise $15,000,000 pursuant to Rule 506 of Regulation D promulgated by the SEC.


(b)  Shareholders

As of March 31, 1999, the Company had issued 17,194,043 shares, all of which were still outstanding and held by individual shareholders and brokerage firms and/or clearing houses in "street name" for their clients. The Company believes that there are approximately 750 beneficial owners of its common stock, including shares held in street name.

(c)  Dividends

The Company has not paid any dividends, other than a dividend having a value of $11,404, distributed to shareholders of record on February 16, 1997. In addition, certain assets and liabilities from the health care business were transferred to TLI, which was then spun off to shareholders of record prior to the date of the acquisition by the Company of Lightpaths, Inc., the subsidiary which then held the rights to the mPhase technology and products which are now identified as the TRAVERSERTM technology and products. The Company does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

Item 2.   Legal Proceedings

The Company is not currently involved in any legal proceeding nor does it have knowledge of any threatened litigation, except for a lawsuit instituted by Global Music and Media Inc, a Tennessee Corporation, over an alleged breach of an April 30, 1997 agreement whereby Global alleges it was given the exclusive right to market mPhase technology as well as television programming and related services. The Company has asserted the April 30, 1997 agreement relied upon by Global was superseded by an October 27, 1997 agreement with respect to which Global and a related company has defaulted under its obligations. Accordingly, the Company does not believe there is any merit to the contentions of Global and intends to vigorously defend the lawsuit.

The Company was previously involved in an action arising out of a lease entered into by its predecessor in name with U.S. Land Resources, L.P. which has since been resolved and settled at a minimal cost. Another matter which did not result in litigation but was settled by the Company involved claims by Thomas A. Murphy, a former director and executive of the Company who agreed to waive all claims against the Company in return for allowing him to retain the benefit of 525,000 shares of mPhase common stock he had acquired as a founding shareholder of Lightpaths, Inc. and as a director of the Company.

Item 3.   Changes in and Disagreements With Accountants

Effective for the fiscal year ended June 30, 1997, the Company changed its accountants from Mauriello, Franklin & LaBrace, CPAs to Schuhalter, Coughlin & Suozzo, LLC. Mauriello, Franklin & Labrace, CPAs declined to stand for re-election in March of 1997. In the Auditor's report for the fiscal year ended June 30, 1996, Mauriello, Franklin & Labrace, CPAs expressed an opinion which was qualified as to the Company's ability to continue as a going concern. There were no disagreements with the former accountant on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure.
21

Item 4.   Recent Sales of Unregistered Securities

(a) In June 1997, the Company issued 594,270 post reverse split shares for aggregate consideration of $897,405, pursuant to Rule 504 of Regulation D of the United States Securities and Exchange Commission. In July 1997, the Company issued 49,300 post reverse split shares for aggregate consideration of $98,600, pursuant to Rule 504 of Regulation D of the United States Securities and Exchange Commission.

In November 1997, 300,000 post reverse split shares were issued for services rendered to the Company valued at twenty-five ($0.25) cents per share in connection with efforts to obtain markets for the Company's technology.

In November 1997, the Company also issued 300,000 post reverse split shares to shareholders of Complete Telecommunications, inc. for aggregate consideration of $300,000 and issued 250,000 post reverse split shares as part of its investment in Complete Telecommunications, Inc.

During the fiscal year ended June 1998, the Company issued 2,195,014 post reverse split shares for aggregate consideration of $1,677,218, which net of offering costs of $205,203, generated net proceeds of 1,472,015 to the Company. In addition, during the same time period, warrants to purchase 1,621,845 shares of mPhase common stock at a price of $.75 per share were issued pursuant to an offering made under Rule 505 of Regulation D promulgated by the United States Securities and Exchange Commission under authority granted that federal agency by provisions of the Securities Act of 1933, as amended.

On June 25, 1998, the Company issued 2,500,000 shares in consideration for all the shares outstanding of Microphase Telecommunications, Inc., a Connecticut corporation, which is also an affiliate that holds substantially all the patents and copyrights to the Company's technology.

During the six month period ended December 31, 1998, the Company issued 360,000 shares valued at $615,000, considering the Rule 144 restrictions to which they were subject, and charged the same to stock based compensation in the statement of operations.

During the six month period ended December 31, 1998, the Company issued 54,332 shares valued at $40,750 for services.

Also during the six period ended December 31, 1998, the Company issued 3,115,000 shares for $3,197,416, which net of offering costs aggregating $132,666, generated net proceeds of $3,064,750 to the Company.

Subsequent to December 31, 1998, the Company issued 85,000 shares for services rendered valued at $0.50 per share resulting in net proceeds to the Company of $42,500 for bookkeeping purposes.

(b) The Company has not publicly offered any unregistered securities. It has no agreement with any person who may be deemed an underwriter. However, it has sold shares of its common stock in private transactions, including the Rule 504 and Rule 505 offerings discussed below.

(d) The issuer has not sold any securities for other than cash, except for 1,000,000 shares of its common stock issued to the following persons:

(1) 600,000 shares of stock issued to Nutley Securities, Inc. a company in which Ronald A. Durando is President, valued at $0.01 per share in connection with his services as a "finder fee" at the time of the acquisition of Lightpaths, Inc.

(2) 100,000 shares of common stock, valued at $0.25 per share, issued to Robert
H. Jaffe & Associates, P.A. in consideration of services to be rendered by that law firm in connection with drafting the Company's initial registration statement on SEC Form 10-SB, and 300,000 shares to six investors who performed services for the Company in connection with efforts to obtain markets for the Company's technology.

(e) The unregistered shares of common stock sold by the Company pursuant to Rule 504 in June/July 1997 were offered in accordance with provisions of Regulation D of the United States Securities and Exchange Commission and similar exemption provisions in the states where these offerings were made. These offerings were made to accredited investors, who represented in subscription agreements that they had sufficient assets such that they could afford to lose their entire investment without significantly affecting their personal financial condition.

(f) The unregistered shares of common stock sold by the Company pursuant to Rule 505 in 1998 were offered in accordance with provisions of Regulation D of the United States Securities and Exchange Commission and similar exemption provisions in the states where these offerings were made. These offerings were made to accredited investors, who represented in subscription agreements that they had sufficient assets such that they could afford to lose their entire investment without significantly affecting their personal financial condition.

Item 5.   Indemnification of Directors and Officers

THE BYLAWS OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND AGENTS IN CERTAIN CASES. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                        TABLE OF CONTENTS


The following documents are filed as part of this report:

  a) mPhase Technologies, Inc. and Subsidiary                Page

     Report of Schuhalter, Coughlin & Suozzo, LLC             F-1

     Consolidated Balance Sheet as of June 30, 1998 and
        December 31, 1998 (Unaudited)                    F-2, F-3

     Consolidated Statement of Operations From the Company's
        Inception, October 2, 1996 through June 30, 1997 and December 31,1998 (Unaudited) and for the year ended
        June 30, 1998 and the six months ended
        December 31, 1998 (Unaudited)                   F-4 - F-5

     Consolidated Statement of Changes in Stockholder's
       Deficit From Inception, October 2, 1996 through
       June 30, 1997 and for the year ended June 30, 1998
       and the six months ended December 31, 1998 (Unaudited)F-6, F-7, F-8

     Consolidated Statement of Cash Flows From the Company's
       Inception, October 2, 1996, through June 30, 1997 and December 31, 1998 (Unaudited) and for the year ended
       June 30, 1998 and the six months ended
       December 31, 1998 (Unaudited)                         F-9

     Notes to Consolidated Financial Statements              F-10


  b) Interim Financial Statements are not provided in this section as they are included above

  c) Financial Statements of Businesses Acquired or to be Acquired

  1) Tecma Laboratories, Inc.

     Report of Mauriello, Franklin & Labrace, CPA's          F-21

     Balance Sheets as of June 30, 1996                      F-22

     Statements of Income for the years ended June 30, 1996
       and 1995                                              F-23

     Statements of Stockholder's Equity for the years ended
     June 30, 1996 and 1995                                  F-24

     Statements of Cash Flows for the years ended June 30,
     1996 and 1995                                           F-25

     Notes to the Financial Statements                       F-26

 2) Microphase Telecommunications, Inc.

     Report of Schuhalter, Coughlin & Suozzo, LLC            F-34

     Balance Sheet as of June 30, 1998                       F-35

     Statement of Operations for the periods ended June 30,1997 and 1998F-36

      Statement of Changes in Stockholder's Equity through June 30, 1998  F-37

     Statement of Cash Flows for the periods ended June 30,1997 and 1998F-38

     Notes to Financial Statements                           F-39






           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






To the Board of Directors and Stockholders of mPhase Technologies, Inc.

We have audited the accompanying balance sheets of mPhase Technologies, Inc. as of June 30, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the period October 2, 1996 (date of inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998 and the results of its operations and its cash flows for the period of October 2, 1996 (date of inception) through June 30, 1998 in conformity with generally accepted accounting principles.

The Company is in the development stage as of June 30, 1998. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its present and future obligations and sustain its operations. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                         /s/ Schuhalter, Coughlin & Suozzo, LLC
                             Schuhalter, Coughlin & Suozzo, LLC

Raritan, New Jersey
January 28, 1999





                                                              F-1

                 mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
                    Consolidated Balance Sheet



                                                     June 30,   December 31,
                                                       1998         1998
                                                                 (Unaudited)
ASSETS

Cash and equivalents                               $        - $  969,680
Prepaid expenses                                       16,000      4,400
Deposits                                                    -      7,415
Equipment used in research and development, less
  accumulated depreciation of $29,427 and $47,661 59,115 82,603 Marketing equipment, less accumulated depreciation
 of $5,268 and $8,951                                  16,350     15,826
Patents and licensing rights, at cost, less
 accumulated amortization of $46,534 and $142,366   1,084,492    972,624
Organization costs, less accumulated amortization
 of $187 and $253                                         468      1,122
Note receivable - unconsolidated subsidiary, net
 of $150,000 bad debt reserve                               -          -
Goodwill, less accumulated amortization of
 $0 and $49,929                                       998,085    948,181

    TOTAL                                           2,174,510  3,001,851



      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Cash overdraft                                          8,432          -
Accounts payable                                    1,706,584  2,290,288
Accrued expenses                                      638,554    601,079
Due to affiliates                                     525,729    442,490
Deferred revenue                                            -     40,000
Loan payable                                          210,000    222,600

      TOTAL LIABILITIES                             3,089,299  3,596,457

STOCKHOLDERS DEFICIT

Common stock, no par value, 50,000,000 shares
 authorized; 13,579,711 shares issued and
 outstanding at June 30, 1998 and 17,109,043
 shares issued and outstanding at
 December 31, 1998 (unaudited)                      4,215,489  7,976,739
Deficit accumulated during development stage,
 subsequent to recapitalization effective
 October 2, 1996                                   (5,122,305)(8,563,372)
 Treasury Stock, 13,750 shares at cost                 (7,973)    (7,973)

TOTAL STOCKHOLDERS' DEFICIT                          (914,789)  (594,606)

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT  $2,174,510 $3,001,851






The accompanying notes are an integral part of these financial statements.
                                                              F-2

                mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
               Consolidated Statement of Operations




                                                      From
                                                    October 2,
                                                      1996
                                                    (Date of     For the
                                                    Inception)     Year
                                                       to          Ended
                                                     June 30,     June 30,
                                                      1997          1998


TOTAL REVENUE                                     $         -$          -

COSTS AND EXPENSES
  Research and development (including $109,646
    and $101,240 for the periods ended
    June 30, 1997 and 1998 respectively and
    $302,188 for the period ended                     192,502   2,297,282
    December 31, 1998 incurred with affiliate)
  Licensing fees, including $450,000 for the
    period ending June 30, 1998 incurred
    with affiliate                                     37,500     450,000
  General and administrative (including $223,488
    and $61,131 for the period ended June 1997
    and 1998 respectively, and $60,000 for the
    period ended December 31, 1998 incurred
    with affiliate)                                   540,722   1,109,801
  Depreciation and amortization                        10,522      29,131
  Stock based compensation                                  -     150,000
  Interest expense                                          -           -

      TOTAL COSTS AND EXPENSES                       (781,246) (4,036,214)

      NET (LOSS) FROM OPERATIONS                  $  (781,246) (4,036,214)

      LOSS FROM UNCONSOLIDATED SUBSIDIARY
        INCLUDING $150,000 RESERVE FOR BAD DEBT             -    (304,845)

      NET (LOSS)                                  $  (781,246)$(4,341,059)

      BASIC LOSS PER COMMON SHARE                 $     (.100)$     (.465)

      COMMON SHARES OUTSTANDING                     7,806,457   9,336,340

      DILUTED LOSS PER COMMON SHARE               $     (.068)$     (.313)

      COMMON SHARES AND EQUIVALENTS OUTSTANDING    11,481,457  13,883,185












The accompanying notes are an integral part of these financial statements.
                                                              F-3

                  mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
        Consolidated Statement of Operations - (Continued)




                                        From
                                     October 2,
                          For the       1996
                           Six         (Date of
                          Months      Inception)
                          Ended          to
                        December 31,  December 31,
                           1998          1998
                       (Unaudited)    (Unaudited)

                           $         - $         -






                             1,887,210   4,376,994


                                     -     487,500




                               717,786   2,368,309
                               165,721     205,374
                               655,750     805,750
                                14,600      14,600

                            (3,441,067) (8,258,527)

                            (3,441,067) (8,258,527)


                                     -    (304,845)

                           $(3,441,067)$(8,563,372)

                           $     (.251)$     (.500)

                            13,736,365  17,109,043

                           $     (.160)$     (.344)

                            21,536,960  24,909,638












The accompanying notes are an integral part of these financial statements
                                                              F-4
                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
    Consolidated Statement of Changes in Stockholders' Deficit
From July 1, 1996 to June 30, 1998 and December 31, 1998 (Unaudited)

                        Number     Common     Treasury
                      of Shares     Stock       Stock    (Deficit)    Total

Balance, July 1, 1996,
 as previously
 reported               9,876,800   $ 389,291 $      -  $(671,039)  $ (281,748)
Conversion of Loans
 Payable to Common
 Stock                  1,500,000       5,000        -          -       75,000
Conversation of
 Accounts Payable
 to Common Stock           27,465       6,866        -          -        6,866
One-for-Ten Reverse
 Common Stock Split   (10,263,838)          -        -          -            -
Assignment of
 Certain Assets and
 Liabilities of
 Prior Tecma
 Laboratories, Inc.
 to TLI Industries,
 Inc. and Spin-off
 of 100% of TLI
 Industries Common
 Stock to
 Shareholders, net
 of $46,990 Loss
 from Discontinued
 Operations and
 Dividend of $11,404          -            -        -      133,332    133,332
Subtotal              1,140,427      471,157        -     (537,707)   (66,550)

Issuance of Common
 Stock in
 Consideration for
 100% of the Common
 Stock of Lightpaths,
 Inc.                 6,600,000        66,550        -           -      66,550

Elimination of
 Predecessor Retained
 Deficit in
 Recapitalization             -      (537,707)       -     537,707           -

Balance as Restated
 for Recapitalization,
 Effective for
 October 2, 1996
 (Date of Inception
 for Lightpaths, Inc.)7,740,427     $      -    $    - $        -   $        -











The accompanying notes are an integral part of these financial statements.
                                                              F-5
                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Deficit (Continued) From July 1, 1996 to June 30, 1998 and December 31, 1998 (Unaudited)

                          Number    Common    Treasury
                        of Shares    Stock     Stock     (Deficit)     Total

Balance, as Restated     7,740,427    $     -        -            -           -

Issuance of Common
 Stock, in Private
 Placement Transactions,
 Net of Offering Costs
 of $138,931               594,270    758,474        -            -     758,474

Net (Loss) for the
 Year                            -    $     -   $    -   $ (781,246) $ (781,246)

Balance, June 30,
 1997                    8,334,697    758,474        -     (781,246)    (22,772)

Issuance of Common
 Stock, Net of
 Offering Costs
 of $205,203             2,195,014   1,472,015       -            -   1,472,015

Issuance of Common
 Stock for Services        300,000     150,000       -            -     150,000

Issuance of Common
 Stock in Connection
 with investment in
 Subsidiary                250,000     125,000       -            -     125,000

Repurchase of 13,750
 Shares of Common
 Stock at Cost                   -           -  (7,973)           -      (7,973)

Issuance of common
 stock in
 consideration for
 100% of the common
 stock of Microphase
 Telecommunications,
 Inc.                     2,500,000  1,710,000       -            -   1,710,000

Net loss for the year             -          -       -   (4,341,059) (4,341,059)

Balance, June 30,
  1998                   13,579,711 $4,215,489$ (7,973) $(5,122,305) $ (914,789)














The accompanying notes are an integral part of these financial statements.
                                                              F-6
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Deficit (Continued) From July 1, 1996 to June 30, 1998 and December 31, 1998 (Unaudited)



                          Number    Common    Treasury
                        of Shares    Stock     Stock     (Deficit)     Total

Balance, July 1,1998   13,579,711  $4,215,489  $(7,973)  $(5,122,305) $(914,789)

Issuance of common
 shares for services
 (unaudited)              414,332     655,750        -             -    655,750

Issuance of common
 stock net of offering
 costs of $184,065
 (unaudited)            3,115,000   3,105,500        -             -  3,105,500

Net loss for nine
 months ended
 March 31, 1999
 (unaudited)                    -           -        -    (4,360,732)(4,360,732)

Balance, March 31,
 1999 (unaudited)      17,109,043   8,579,136   (7,973)   (9,483,037)  (911,874)




































The accompanying notes are an integral part of these financial statements.
                                                              F-7
                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
               Consolidated Statement of Cash Flow


                                                       From
                                                     October 2,
                                                       1996
                                                     (Date of     For the
                                                     Inception)  Year Ended
                                                       June 30,    June 30,
                                                        1997        1998

 Cash Flow Used In Operating Activities:
  Net (Loss)                                       $ (781,246)$(4,341,059)
  Adjustments to reconcile net (loss) to net
   cash (used in) operating activities:
    Depreciation and Amortization                      10,522      41,467
    Depreciation of research and
      development equipment                             2,053      27,374
    Interest expense                                        -           -
    Loss on unconsolidated subsidiary                       -     304,845
    Stock based compensation                                -     150,000
  Changes in assets and liabilities:
   (Increase) Decrease in deposits                          -           -
   (Increase) Decrease in prepaid expenses             (6,705)     (9,295)
   Increase in accounts payable                        86,297   1,620,387
   Increase in accrued expenses                       227,197     452,180
   Increase in due to affiliate                       425,766      78,294
   Increase in deferred revenue - license fee               -           -
   Increase in cash overdraft                               -       8,432
   Increase in receivables from subsidiary                  -    (150,000)

      Net cash (used in) operating activities        (450,216) (1,817,375)

Cash Flow Used in Investing Activities:
  Investment in organizational costs                  (54,110)          -
  Investment in licensing rights                         (655)          -
  Investment in fixed assets                          (80,906)    (29,254)
  Investment in unconsolidated subsidiary                   -           -

      Net cash (used in) investing activities        (135,641)    (29,254)

Cash Flow From Financing Activities:
  Proceeds from loan                                        -     210,000
  Proceeds from issuance of common stock, net
   of offering costs of $138,931, $205,203
   and $132,666                                       747,674   1,482,815
  Repurchase of Treasury stock at cost                      -      (7,973)

     Net cash provided by financing activities        747,674   1,684,842

Net Increase (Decrease)in Cash                        161,787    (161,787)

Cash, Beginning of Period                                   -     161,787

Cash, End of Period                                 $ 161,787  $        -








The accompanying notes are an integral part of these financial statements.
                                                              F-8
                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
        Consolidated Statement of Cash Flow - (Continued)

                                        From
                                      October 2,
                          For the       1996
                            Six       (Date of
                           Months     Inception)
                            Ended         to
                        December 31,  December 31,
                            1998         1998
                        (Unaudited)   (Unaudited)

                           $(3,441,067)$(8,563,372)


                               149,510     201,499

                                18,234      47,661
                                12,600      12,600
                                     -     304,845
                               655,750     805,750

                                (7,415)     (7,415)
                                11,600      (4,400)
                               583,704   2,290,288
                               (29,896)    649,481
                               (83,239)      6,821
                                40,000      40,000
                                     -       8,432
                                     -    (150,000)

                            (2,090,219) (4,357,810)


                                  (720)    (54,830)
                                     -        (655)
                               (44,881)   (155,041)
                                     -           -

                               (45,601)    (210,526)


                                     -      210,000


                             3,105,500    5,335,989
                                     -       (7,973)

                             3,105,500    5,538,016

                               969,680      969,680

                                     -            -

                            $  969,680   $  969,680








The accompanying notes are an integral part of these financial statements.
                                                              F-9
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


NOTE 1 -     LOSSES DURING THE DEVELOPMENT STAGE:

The Company and its predecessor corporation, discussed in Notes 2 and 3 below, have recorded operating losses since inception, totaling $5,840,334 through June 30, 1998 which represents $718,029 operating losses by the predecessor and $5,122,305 by the Company since the recapitalization.

Management plans to raise additional capital, primarily through the issuance of common stock, until successful operations are obtained and the Company is no longer in the development stage.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to underwrite the Company's development stage through completion will provide the necessary financial requirements which in turn will provide the opportunity for the Company to continue as a going concern.

NOTE 2 -     ORGANIZATION AND NATURE OF BUSINESS:

The Company and its predecessor corporation was organized in the State of New Jersey in December, 1979 under the name Tecma Laboratories, Inc. On April 7, 1997, the Company amended its certificate of incorporation and changed its name to Lightpaths TP Technologies, Inc. On June 2, 1997, the Company amended the certificate of incorporation and changed its name to mPhase Technologies, Inc.

The predecessor corporation was a development stage company primarily engaged in research, development and the exploitation of certain products in the medical and health care field. Since the recapitalization discussed in Note 3, the Company is still in the development stage. The present activities of the Company are focused on the completion of its proprietary Traverser Digital Data Delivery System utilizing existing twisted pair copper wire infrature in "plain old telephone systems" or "POTS".

NOTE 3 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. These include mPhase Technologies, Inc. (formerly Lightpaths, Inc.), a Delaware corporation, formed on October 2, 1996; which is the effective date of inception for the Company as the historical financial statements are those of mPhase Technologies, Inc. as the transaction is accounted for as a recapitalization of mPhase Technologies, Inc. Additionally, the predecessor Company formed another wholly owned subsidiary alled TLI Industries, Inc. on January 29, 1997, shares of which were spun off to the stockholders of the Company, effective March 31, 1997, after transferring certain assets and liabilities, primarily fixed assets, patents and shareholder loans. Effective for the period beginning July 1, 1998, these also include Microphase Telecommunications, Inc. ("Microtel"). The liabilities in excess of basis, and therefore the resultant gain on the disposal of discontinued operations reduced by the loss from this discontinued operation through March 31, 1997, was treated as a decrease of the accumulated deficit prior to the recapitalization.

                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

The consolidated financial statements do not include an affiliate (see Note 5 - Related Party Transactions) which the Company has been dependent upon for facilities and technological assistance (see also Note 3).

Schedule of NonCash Investing and Financing Activities:

                                           From
                                         October 2,               For the
                                           1996        For the      Six
                                         (Date of       Year       Months
                                         Inception)     Ended       Ended
                                          to June 30,   June 30,   December 31,
                                            1997         1998        1998
                                                                  (Unaudited)
 Accounts payable assumed in the
 reverse acquisition of Lightpaths, Inc.   $ 66,500
 Common stock issued in connection with
 investment in subsidiary                             $ 125,000

 Common stock issued for services                     $ 150,000     $655,750

 Common stock issued in connection with
 the acquisition of Microphase
 Telecommunications, Inc.                            $1,710,000

 Other Supplemental Cash Flow Information:

 Interest paid                             $      0    $      0      $ 2,000

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of five years.

Research and Development:

Research and development costs are charged to operations as incurred.

Income Taxes:

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes.

Dependence:

The Company is dependent on an affiliated company for facilities and technological assistance. (See Note 5 - Related Party Transactions). The Company is also dependent on a co-patent holder, a research institute affiliated with Georgia Tech University. This institute presently has the most significant commitment of the Company. (See Note 6)
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


Intangible Assets:

Intangible assets are stated at cost. Amortization is computed using the straight-line method over the estimated useful life of the asset, generally five years for patents and copyrights and ten years for goodwill. At June 30, 1998, the Company had capitalized $1,131,026 for patents and copyrights and $998,085 for goodwill, primarily in connection with its purchase of "Microtel" pursuant to APB16.

Amortization expense was $10,133, $24,252 and $145,627 for the years ended June 30, 1997 and 1998 and the six months ended December 31, 1998.

Effect of Uncertainty of Affiliate:

The affiliated companies for which the Company's depended on have not been audited. Management has indicated that the affiliated companies have fiscal uncertainties which question their ability to continue as a going concern. No liabilities have been recorded in these financial statements for this uncertainty.

Financial Instruments:

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the use of management's estimates.

The following methods and assumptions were used by the Company to estimate fair values of financial instruments as discussed herein:

Cash and equivalents:

The carrying amount approximates fair value because of the short period of maturity.

Receivables from and Payables to Affiliates:

The carrying amount approximates fair value because the Company anticipates either repayment or offsets in the current period.

Marketing Expenses:

Marketing expenses are charged to Operations as incurred. Included in General and Administrative expenses is $85,941 and $118,858 of marketing expenses for the periods ended June 30, 1997 and 1998 respectively.

Licensing Rights:

Licensing rights are recorded at cost including $51,555 acquired in the acquisition of Lightpaths, Inc. and are being amortized over the license period of sixty months.

Equity Method:

The investment in a corporation in which the company has a 41.724% interest is carried at cost, adjusted for the corporation's proportionate share of their undistributed earnings or (loss).

"Earnings Per Share," to compute earnings per share. Basis EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted
                                                             F-12
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


Loss per Common Share

For the period ended June 30, 1997, and all periods subsequent thereto, the Company adopted FASB 128 Statements of Financial Accounting Standards No. 128, EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. EPS from inception to date at December 31, 1998 is computed as if all these shares were outstanding for all periods presented.

Long-Lived Assets

In March, 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" which states that whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and long-lived assets and certain identifiable intangibles are to be disposed of, they should be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 also established the procedures for review of recoverability and measurement of impairment, if necessary, of long-lived assets and certain identifiable intangibles to be held and used by an entity. The Company adopted SFAS No. 121 for the year ended June 30, 1997, and all periods subsequent thereto. The carrying value of assets of the Company have not been affected by this statement.

Stock-Based Compensation:

The Company accounts for stock based compensation in accordance with SFAS No. 123, "Accounting for "Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of the Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123. As such, compensation expense is generally recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

Purchase of Subsidiary

In June, 1998, the Company issued 2,500,000 post reverse split shares in exchange for all of the issued and outstanding shares of Microphase Telecommunications, a Delaware corporation. The transaction is an acquisition accounted for as a purchase of Microphase Telecommunications, Inc. pursuant to APB 16. The excess (approximately $998,085) of the total acquisition cost over the recorded value of assets acquired was allocated to goodwill and will be amortized over ten years effective July 1, 1998. Pursuant to the agreement of merger, Microphase Telecommunications has become a wholly owned subsidiary. As such, the Company will no longer be subject to the licensing fee for technology development and transfer discussed in Note 6. The agreement of merger further provides for the payment of a 3% royalty on the net sales of mPhase Technologies, Inc. to be paid to Microphase Corporation, an affiliate. The agreement also provides that the Company shall receive from Microphase Corporation a 3% royalty on the net sales of digital subscriber line components.

                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

Condensed financial information for the corporation immediately before the acquisition is as follows:

                                                                   June 30,
            Balance Sheet                                            1998

            Assets:

            Patents, net of $12,336 accumulated amortization    $ 131,830

                  Total Assets                                  $ 131,830

            Liabilities Due to Affiliates                       $ 286,169

            Common stock                                            1,000

            Retained Deficit                                     (155,339)

            Total Liabilities and Shareholders Deficit          $ 131,830


                                                                   For the
                                                                     Year
                                                                     Ended
                                                                   June 30,
            Summary of Statement of Operations                       1998

            Revenues - including

            Licensing fees from M-Phase Technologies, Inc.      $ 457,500

            Expenses                                              400,551

            Operating Income                                       72,288

            Gain on sale of patents and license rights            366,650

            Net Income                                          $ 438,938
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

Investment in Unconsolidated Subsidiary

On July 31, 1997 the Company and or its designates, agreed to purchase up to a 50% interest in Complete Telecommunications, Inc., together with Global Music and Medica, Inc., a Tennessee corporation, a transaction which was memorialized in an October 27, 1997 license agreement. Complete was intended to be a local cable provider and a marketing vehicle for the Company's technology in certain markets in the United States. The October 27th licensing agreement with Complete, provided Complete certain rights of distribution in the continental United States for mPhase technology for $2,000,000, the terms of which were $300,000 cash and $1,700,000 to be paid upon the receipt by Complete of a proposed financing ranging from $3,000,000 to $5,000,000 pursuant to a memo of understanding between the Company and Global dated April 30, 1997.

The Company has an interest in a corporation, Complete Telecommunications, Inc. which is involved in marketing the Company's technology. The investment is accounted for using the equity method and represents a 41.724% ownership in the subsidiary. The Company's accumulated deficit in the unconsolidated loss of the corporation included in retained deficit at June 30, 1998 amounted to $304,845.

Unaudited condensed financial information of the unconsolidated subsidiary is as follows:

          Balance Sheet                              June 30, 1998

          Assets:

          Licensing fee, Net of $300,000
           accumulated amortization                             $       0

          Pre-organizational costs, net of
          $120,908 of accumulated amortization                    211,081

          TOTAL ASSETS                                          $ 211,081

          Liabilities, including $150,000
          note payable to mPhase                                  641,704

          Common stock                                            300,000

          Retained Deficit                                       (730,623)

          TOTAL LIABILITIES AND SHAREHOLDERS DEFICIT            $ 211,081

          Summary of Statement of Operations                  June 30, 1998

          Revenues                                             $        0

          Expenses                                               (730,623)

          NET LOSS                                              $(730,623)
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

NOTE 4 -  COMMON STOCK:

Prior to June 30, 1989 the predecessor corporation issued 8,800,200 shares of common stock for aggregate consideration of $222,093, after giving effect for a stock split of 600 for 1 on September 1, 1987.

During 1988 the predecessor corporation entered into an Underwriting Agreement with First Nutley Securities, Inc. for the proposed sale of its securities. The underwriter agreed to sell 600,000 units to the public on a "best efforts, 250,000 unit or more" basis as to the first 250,000 units, and a "best efforts basis" as to the remaining 350,000 Units at a price to the public of $1.00 per unit. Each unit consisted of four shares of common stock, no par value, four Class A redeemable common stock purchase warrants, and four Class B redeemable common stock purchase warrants. Each Class A warrant and Class B warrant had entitled the holder to purchase one share of common stock at a purchase price of $.50 and $1.00 per share for a two and three year period respectively, after the offering. The terms of the Class A and Class B warrants were extended to February 13, 1997 and February 13, 1998 respectively and are now expired. Prior to their expiration 4,400 net warrants for a like amount of common shares were exercised for consideration of $2,125.

On July 20, 1989 the unit public offering was completed, 256,050 units were issued, and the Company received $206,062 which was net of certain expenses of the sale and offering costs of $49,988, and after giving effect to deferred offering costs it had previously recorded of $53,015, generated net proceeds to the Company of $153,048. Concurrently, the predecessor corporation issued 102,440 warrants to the underwriter for $.00025 per warrant and received $25.

During the six months ended December 31, 1995 the predecessor corporation issued 48,000 shares for aggregate consideration of $12,000.

Prior to recapitalization due to the reverse acquisition discussed in Note 3, the Company issued 1,500,000 and 27,465 shares of stock in cancellation of $75,000 of loans and $6,866 of accounts payable respectively, bringing the aggregate shares to 11,404,270.

The Company effected a one-for-ten reverse split for the shares above, effective March 31, 1997.

The Company issued 6,600,000 post reverse split shares in connection with the reverse acquisition of Lightpaths, Inc. discussed in Note 3.

In June of 1997, the Company issued 594,270 post reverse split shares for 897,405, which net of offering costs of $138,931, generated net proceeds of $758,474 to the Company. Included in the net proceeds was a stock subscription of 10,800 which was collected in early July, 1997.

In October, 1997, the Company issued 250,000 shares in connection with its investment in an unconsolidated subsidiary valued at $125,000 considering the Rule "144" restrictions to which they were subject.

                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

During the year ended June 30, 1998, the Company issued 2,195,014 post reverse split shares for $1,677,218, which net of offering costs of $205,203, generated net proceeds of $1,472,015 to the Company.

During the year ended June 30, 1998, the Company issued 250,000 shares valued at $125,000 in connection with an investment in subsidiary.

During the year ended June 30, 1998, the Company issued 300,000 shares, valued at $150,000, considering the Rule "144" restrictions which they were subject to, and charged the same to stock based compensation in the statement of operations.

On June 25, 1998, the Company issued 2,500,000 shares, valued at $1,710,000 in consideration for 100% of the common stock of Microphase Telecommunications, Inc.

During the six month period ended December 31, 1998, the Company issued 360,000 shares, valued at $615,000, considering the Rule "144" restrictions which they were subject to, and charged the same to stock based compensation in the statement of operations.

During the period ended December 31, 1998, the Company issued 54,332 shares valued at $40,750 for services.

During the period ended December 31, 1998, the Company issued 3,115,000 shares for $3,197,416, which net of offering costs of $132,666, generated net proceeds of $3,064,750 to the Company.

RESERVED SHARES:

On August 15, 1997, the Board of Directors authorized the grant of options to purchase 3,675,000 shares of the Company's common stock at $1.00 per share, including grants to purchase 3,000,000 shares of the Company's common stock to officers and directors, upon the approval and implementation of a stock option plan. No compensation was charged to expense as the grant price approximates the fair market value of the options considering the Rule "144" restrictions on the shares if exercised during the period. No shares have been exercised under these grants. During the year ended June 30, 1998, the Company terminated an employee for cause, which under the terms of the Company's stock option plan voided a grant of options to purchase 750,000 shares at $1.00 per share. The effect of such was to reduce the options outstanding from 3,675,000 to 2,925,000. During the period ended December 31, 1998, the Company also issued options to purchase an additional 2,648,750 shares of the Company's common stock at $1.00 per share, bringing the total to 5,573,750 of such options.

During the six month period ended December 31, 1998, the Company issued options to purchase 80,000 shares of the Company's common stock at $1.50 per share, and 50,000 shares of the Company's common stock at $2.00 per share.

During the period ended December 31, 1998, the Company issued 1,621,845 warrants to purchase one share of common stock at a price of $0.75 per share, exercisable for five years from the date of issuance. These warrants are callable by the Company if the trading price of the common stock traded on the exchange in which the Company is listed remains over $5.00 per share for a specified period of time.

                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


During the six month period ended December 31, 1998, the Company also issued 400,000 warrants to purchase one share of common stock at a price of $1.00 per share, exercisable for five years from the date of issuance. These warrants are callable by the Company is the trading price of the common stock traded on the exchange in which the Company is listed remains over $5.00 per share for a specified period of time.

During the six month period ended December 31, 1998, the Company issued 25,000 warrants on September 15, 1998 to purchase one share of common stock at a price of $1.06 per share, and 50,000 warrants on September 15, 1998 to purchase one share of Common Stock at a price of $2.4375 exercisable for five years from the date of issuance. These warrants are callable by the Company if the trading price of the common stock traded on the exchange in which the Company is listed remains over $5.00 per share for a specified period of time.

NOTE 5 -  RELATED PARTY TRANSACTIONS:

The management of the Company are also employees of an affiliated Company which have recorded material transactions with the Company. The Company's management is in a position to, and in the future may, influence future operations of the Company for the benefit of other companies that are under their control.

During the period ended June 30, 1997, the Company advanced $164,000 and $250,000 to companies then under common control. Additionally, the Company agreed to reimburse another affiliate $383,266 for research and development expenses as well as certain marketing expenses and $42,500 for other costs including licensing fees and facilities and administrative services discussed in Note 6. The Company has agreed in principle to have a convertible option to convert its $164,000 account receivable to equity in that affiliate.

On August 15, 1997 the Board of Directors of the Company and the Board of Directors of the affiliates agreed to permit the right of offset for the above advances against the liability of the affiliate discussed in Note 6.

On October 27, 1997, the Company, in connection with a planned joint venture licensing agreement discussed in Note 3, became the 41.724% owner in an unconsolidated subsidiary which included the investment of $300,000 and 250,000 shares of common stock valued at $125,000. Additionally, the Company advanced $150,000 in the form of a note receivable bearing interest of 12% and due within one year. No interest income was recorded in the statement of operations as the unconsolidated subsidiary has failed to make any payments under the note. The proposed joint venture partner in the unconsolidated subsidiary has continually failed to raise and contribute its originally planned equity contributions to the unconsolidated subsidiary and commenced an action against the Company and the Company is presently negotiating a proposed revised licensing agreement with the co-owners of the subsidiary.

                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)


During the period ended June 30, 1998, the "CTI" subsidiary is not consolidated in these financial statements as management of the Company does not believe it had effective control of the subsidiary.

During the period ended June 30, 1997, the Company paid $95,141 in offering costs to a securities firm owned by a director, and during the period ended June 30, 1998 the Company paid offering costs to the same firm totaling $153,999.

The licensing fees paid by the Company, discussed in Note 6, were paid to an affiliate. The acquisition, pursuant to an agreement dated June 25, 1998, discussed in Note 2, was of the same affiliate the licensing fees were previously paid to and this company was acquired from another affiliate the Company will be obligated to pay a 3% royalty to on revenues from the Company's proprietary TRAVERSER Digital Video Data Delivery System.

During the six months period ended December 31, 1998 the Company paid $60,000 in administrative reimbursement, and $240,000 for technical assistance to Microphase Corporation.

NOTE 6 -  COMMITMENTS AND CONTINGENCIES:

On February 15, 1997 the Company entered into a Technology, Patent and Trademark License Agreement with Microphase Telecommunications, Inc., an affiliated Company. The agreement permits the Company to utilize the patent and trademark technology of Microphase Telecommunications, Inc. under a licensing arrangement with payments as follows:

(1) a one time non-refundable payment of $37,500 which the Company has recorded as a license agreement in the Balance Sheet.

(2) Minimum annual royalties, based upon sales of the Company at rates of ten (10%) percent on the first $1,000,000 of sales; nine (9%) percent for sales between $1,000,001 and $5,000,000; eight (8%) percent for sales between $5,000,001 and $10,000,000; seven (7%) percent for sales between $10,000,001 and $20,000,000; and six (6%)percent for sales above $20,000,000 per year. Regardless of the Company sales, the Company has agreed to pay $50,000, $250,000 and $500,000 as a minimum payment in years one, two and three and additionally, $1,000,000 every year thereafter.

(3) The Company also agreed to make payments of $37,500 per month, starting June 1, 1997 and during the life of the Agreement, which in periods where no royalties are earned, can be applied to the minimum royalty above, for technology development and transfer. The Agreement is for the life of the trademark and patented items, which have been applied for and are expected to be seventeen years. During the period ended June 30, 1997, $37,500 has been charged to expense under this Agreement.

On May 1, 1997 the Company entered into an agreement with Microphase Corporation, an affiliate with common yet unidentical ownership, whereby the Company will use office space as well as the administrative services of the Company including the use of accounting personnel. This Agreement is for $5,000 per month and is on a month to month basis. During the period ended June 30, 1997, $10,000 has been charged to expense under this Agreement.

The predecessor corporation had previously abandoned its Bridgewater, New Jersey facility and has claimed no obligation for rent under a lease which has since
expired during the current period.   The Company has recorded $54,250 for unpaid
rent under this Agreement and the same is included in accounts payable at June 30, 1997. Management believes it will have no obligation under this lease and if it is found otherwise, believes such obligation will be less than the amounts
recorded in the financial statements.                        F-19
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

The Company has entered into various agreements with Georgia Tech Research Corporation, GTRC, a Company affiliated with Georgia Tech Research Institute, located in Atlanta, Georgia, pursuant to which the Company receives technical assistance in developing the commercialization of its digital video and data system. If and when sales commence utilizing this particular technology, the Company will be obligated to record and pay to GTRC a royalty of net sales of 3% to 5%, determined by mutual agreement on a product by product basis.

The dollar amount incurred by the Company of GTRC for technical assistance with respect to its Research and Development activities during the year ended June 30, 1998 totaled $2,100,644 and included in accounts payable at June 30, 1998 is $1,310,062 to GTRC. For the six months ended December 31, 1998, the $1,565,068 of research and development expenses with GTRC and $1,847,249 was included in accounts payable to GTRC at December 31, 1998.

In June, 1998, the Company was advised by Global Music & Media, Inc., a Tennessee Corporation, and a major shareholder in the Company's unconsolidated subsidiary, Complete Telecommunications, Inc. that they may be subject to suit for an alleged breach of contract of an April 30, 1997 agreement, and subsequently a suit was filed. The suit alleges Global was given the exclusive right to market mPhase Technology as well as television programming and related services. The Company believes the April 30, 1997 agreement was never intended to give exclusive rights to its technology; the April 30, 1997 agreement was superseded by the October 27, 1997 agreement with respect to which Global and a related Company has defaulted under its obligations and clearly does not provide for exclusivity. Accordingly, the Company considers the suit meritless and intends to vigorously defend its position.

NOTE 7 -  CORPORATE INCOME TAXES:

No provision has been made for corporate income taxes due to cumulative losses incurred. The Company has available unrealized tax benefits of approximately $1,935,000 in the form of net operating loss carryforwards of approximately $5,221,200 for federal income tax purposes and $5,025,200 for state income tax purposes to reduce future taxable income.

The Company has recognized these tax benefits as a deferred tax asset subject to a 100% valuation allowance since it is uncertain whether or not these tax benefits will be realized.

As of June 30, 1998 these losses expire as follows:

                                                        Federal      State

          June 30, 1998 through 2005                $        0 $5,025,200
          June 30, 1999 and 2000                       175,000          0
          June 30, 2001 thru 2005                       47,000          0
          June 30, 2006                                 76,000          0
          June 30, 2007                                 48,000          0
          June 30, 2008                                 75,000          0
          June 30, 2009                                 73,000          0
          June 30, 2010                                 86,000          0
          June 30, 2011                                 85,600          0
          June 30, 2012                                519,400          0
          June 30, 2013                              4,036,200          -

          TOTAL:                                    $5,221,200 $5,025,200
                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

NOTE 8 -     PROPERTY AND EQUIPMENT:

Property and equipment owned by the Company at June 30, 1997, June 30, 1998 and December 31, 1998 (Unaudited) as well as the estimated useful lives used in computing depreciation are as follows:

                                            June 30,    June 30,   December 31,
                                              1997        1998        1998
                                                                   (Unaudited)
          Equipment used in research
          and development (5-7 years)        $ 66,906  $  88,542     $ 130,264

          Marketing equipment (3-5 years)      14,000     21,618        24,977

               Subtotal                        80,906    110,160       155,241

          Less accumulated depreciation        (2,442)   (34,695)      (56,812)

               Net Total                     $ 78,464  $  75,465     $  98,429


Depreciation expense for the period ended June 30, 1997, June 30, 1998 and December 31, 1998 (Unaudited) was $389, $4,879 and $3,883 respectively for marketing equipment and $2,053, $27,374 and $18,234 respectively for equipment used in research and development.

NOTE 9 -  CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK:

In the course of the Company business, it has advanced monies to a supplier and a licensing agent in the technology industries. Furthermore, these are affiliated companies with limited history of operations.

These expose the Company to risk of loss of the amounts advanced should the supplier ultimately be unable to produce what the Company intends upon purchasing as well as risk of loss should the technology to be assigned encounters obsolescence prior to its utilization by the Company. Additionally, the Company may be exposed to off-balance sheet risk arising from potential claims should the technology or products create a liability in which the Company's counterparties may fail to satisfy their obligations.

The Company measures its exposure on a commitment by commitment basis. This risk can be effected by changes in geographic, industrial or other economic factors. To alleviate the potential for risk concentration, management has monitored the progress of the supplier as well as the status of technological advances and changes with its providers and within the industry itself.

                   mPHASE TECHNOLOGIES, INC.
               Formerly Tecma Laboratories, Inc.
                 (A Development Stage Company)
           Notes to Consolidated Financial Statements
     (Unaudited for the Six Months Ended December 31, 1998)

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair value of the Company's financial instruments are as follows:
                                    June 30, 1998         December 31, 1998
                                                             (Unaudited)
                                 Carrying      Fair      Carrying     Fair
                                  Amount       Value      Amount      Value
          Assets:

          Cash and
           Equivalents          $        - $        -   $  969,681  $  969,681
          Stock Subscription
           Receivable                    -          -            -           -

          Liabilities:
          Cash overdraft        $    8,432 $    8,432   $        -  $        -
          Accounts payable      $1,571,945 $1,571,945   $2,163,449  $2,163,449
          Accrued expenses      $  638,554 $  638,554   $  601,078  $  601,078
          Due to Affiliate(s)   $    8,432 $    8,432   $  699,990  $  699,990


NOTE 11 - YEAR 2000 ISSUES

Many computer systems and software programs, including several used by the Company may require modification and conversion to allow date code fields to accept dates beginning with the year 2000. Major system failures or erroneous calculations can result if computer system failures are not year 2000 compliant.

The Company is in the process of evaluating the computer systems they now have in use and does not anticipate a major undertaking to be compliant.

All costs associated with year 2000 compliance that have been incurred by the Company have been expensed and have not been capitalized. The overall cost to the Company of modifications and conversion for year 2000 compliance with relation to the financial statements taken as a whole is not material. The Company is advised by a substantial majority of its vendors of computer products upgraded to be year 2000 compliant, or will not be affected by the year 2000 problem. The Company's business could be materially adversely affected if the Company's computer-based systems are not year 2000 compliant in a timely manner, the Company incurs significant additional expenses pursuing year 2000 compliance, the Company's vendors do not timely provide year 2000 compliant products, or the Company is subject to warranty or other claims by the Company's clients related to product failures caused by the year 2000 problem.

NOTE 12 - SUBSEQUENT EVENTS

Common Stock:

During the period ended June 30, 1999, the Company issued 85,000 shares, valued at $145,208, considering the Rule "144" restrictions which they were subject to, and charged the same to stock based compensation in the statement of operations.

                  INDEPENDENT AUDITORS' REPORT


March 25, 1997


To the directors and stockholders of

Tecma Laboratories, Inc.:

We have audited the accompanying balance sheets of Tecma Laboratories, Inc. (A Development Stage Company), at June 30, 1996 and 1995, and the related statements of operations, stockholders' deficiency, and cash flows for the two years then ended and for the cumulative period from inception (December 20,1979) to June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Tecma Laboratories, Inc. and the results of operations and cash flows for the two years ended June 30, 1996 and for the cumulative period from inception (December 20, 1979) to June 30, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has utilized substantially all of the cash funds which were derived from the initial public offering of securities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                       /s/ Mauriello, Franklin & LaBrace, CPA's
                           Mauriello, Franklin & LaBrace, CPA's

PAGE 1

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                         BALANCE SHEETS


                                                           June 30,
                                                       1996         1995
ASSETS

Current assets:
  Cash in banks                                     $     173  $      39
  Prepaid expenses and other current assets                 -          -
     Total current assets                                 173         39

Security deposits                                       4,370      4,370

Patents, at cost, net of  accumulated
  amortization of $7,642 and $6,432
  respectively (Note 1)                                12,939     14,149
Property and equipment, at cost,  net of
  accumulated depreciation  of $39,918 and
  $31,176 respectively (Notes 1 and 3)                 28,752     37,494

   Total assets                                     $  46,234  $  56,052

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
  Accounts payable-trade                            $  57,898  $  18,898
  Accrued interest-stockholders (Note 4)               48,897     31,536
  Accrued legal fees                                    3,000      3,000

   Total current liabilities                          109,795     53,434

Loans payable-stockholders (Note 4)                   218,187    210,767

   Total liabilities                                  327,982    264,201

Stockholders' deficiency:
  Common stock-no par value;  Authorized-
   50,000,000 shares;  Issued and outstanding
   -9,876,800 shares (1995 - 9,828,800 shares)
   (Note 2)                                          $389,291   $377,291
  Deficit accumulated during the development stage   (671,039)  (585,440)

   Total stockholders' deficiency                   $(281,748) $(208,149)

   Total liabilities and stockholders' deficiency   $  46,234  $  56,052


SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 2

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
             STATEMENT OF STOCKHOLDERS' DEFICIENCY
             TOTAL FROM INCEPTION TO JUNE 30, 1996

                                   Common Stock         Accumulated
                                  Shares      Amount      Deficit          Total
Issued prior to June 30, 1982               4,177,200   $ 159,216
Issued July 1, 1982
 to June 30, 1989                4,623,000     62,877
Balance, July 1, 1989            8,800,200   $222,093   $(188,339)      $33,754

Proceeds from initial public
  offering, net of offering
  costs of $103,003              1,024,200    153,048           -       153,048

Sale of 102,440 warrants
  at $.00025 each                        -         25           -            25

Proceeds from exercise
  of 4,400 warrants                  4,400        125           -         2,125

Net loss for year ended
  June 30, 1990                          -          -     (39,145)      (39,145)

Net loss for year ended
  June 30, 1991                          -          -     (75,739)      (75,739)

Net loss for year ended
  June 30, 1992                          -          -     (47,854)      (47,854)

Net loss for year ended
  June 30, 1993                          -          -     (75,650)      (75,650)

Net loss for year ended
  June 30, 1994                          -          -     (72,910)      (72,910)

Net loss for year ended
  June 30, 1995                          -          -     (85,803)      (85,803)

Proceeds from issuance of
  common stock                      48,000     12,000           -        12,000

Net loss for year ended
  June 30, 1996                          -          -     (85,599)      (85,599)

Balance, June 30, 1996           9,876,800   $389,291  $ (671,039)    $(281,748)


SEE ACCOMPANYING INDEPENDENT  AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 3

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)

                    STATEMENTS OF OPERATIONS



                                                                Total From
                                               Years Ended      Inception
                                                 June 30,       To June 30,
                                             1996      1995        1996
Revenue:
  Sales                                    $ -0-      $ -0-        $ 2,409
  Interest income                            -0-        -0-         15,132
    Total Revenue                            -0-        -0-        $17,541
Costs and expenses:
  Write off of investment in common
    stock- foreign corporation               -0-        -0-        141,208
  Selling and administrative
    expenses                              57,086     60,107        438,207
  Depreciation-property and
    equipment                              8,742      8,743         39,918
  Amortization-patents                     1,210      1,209          7,642
  Interest expense                        18,561     15,744         61,605

                                       $ (85,599)  $ 85,803       $688,580

Net loss (Note 5)                      $ (85,599)  $(85,803)     $(671,039)

Net loss per share (Note 1)            $   -0-     $    -0-

SEE ACCOMPANYING INDEPENDENT  AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 4

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                    STATEMENTS OF CASH FLOWS

                                                 Years Ended       Total From
                                                   June 30,       Inception to
                                               1996       1995   June 30, 1996

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                  $(85,599)  $ (85,803)  $ (671,039)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization              9,952         952       47,560
    Interest expense                          17,361      14,540       48,897
    Increase (decrease) in cash arising from
     changes in current assets and liabilities:
      Security deposits                            -           -      (4,370)
      Accounts payable                        39,000       2,364      57,898
      Accrued expenses                             -           -       3,000
    Total adjustments                        $66,313     $26,856    $152,985

    Net cash used in operating activities   $(19,286)   $(58,947)  $(518,054)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Patent expenditures                              -           -     (20,581)
  Property and equipment expenditures              -           -     (68,670)

    Net cash used in investing activities          -           -     (89,251)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock    $ 12,000    $      -    $490,143
  Proceeds from sale and exercise of
    common stock warrants                          -           -       2,150
  Net borrowings from shareholders             7,420      56,022     218,187
  Public offering expenditures                     -           -    (103,002)

  Net cash provided by financing activities $ 19,420     $56,022    $607,478

NET INCREASE (DECREASE) IN CASH             $    134     $(2,925)   $    173
  Cash balance, beginning of year                 39       2,964
  Cash balance, end of year                 $    173     $    39

Supplementary cash flow data:
  Interest paid                             $      -     $     -    $     -
  Income taxes paid                         $      -     $     -    $     -


SEE ACCOMPANYING INDEPENDENT  AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS
PAGE 5

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

Organization and Nature of Business

The Company was organized under the laws of the State of New Jersey on December 20, 1979 for the primary purpose of research, development, and exploitation of certain products in the medical and health care fields.

The Company is in the development stage and has had no U.S. operations but has invested monies in a 97% owned predecessor foreign subsidiary to develop and produce quinine. The operation was unsuccessful and the investment was written off in June 1984. Since then, the Company has been engaged in the research, development and patenting of medicinal products derived from botanical sources. The Company has patented several products and is in the process of producing and marketing these products.

In July, 1989 the Company successfully completed a unit public offering of its securities (See Note 3).

Basis of Presentation

The Company's financial statements have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company reported a net loss of approximately $86,000 for the year ended June 30, 1996 and cumulative losses since inception of approximately $671,000. Further the Company has utilized substantially all of its cash funds which were derived from the initial public offering of securities.

The continuation of the Company is dependent upon obtaining additional financing and the commencement of production, marketing, and sales of its patented products. To obtain these objectives, management is pursuing a number of options including borrowing of funds from major shareholders, a secondary offering of securities, and a merger with another corporation (See Note 8).

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development

Research and development costs are charged to operations as incurred.

Property and Equipment

Property and equipment are stated at cost and depreciation has been provided on a straight line basis commencing at the time the assets were placed in service (October 1991) based on the following useful lives:

Useful Lives

     Lab equipment and fixtures            10 years
     Office equipment                       5 years
     Office furniture                       7 years
     Leasehold improvements                10 years
PAGE 6






                                                             F-28
                   TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies (Continued)

Patent Costs

Patent costs are capitalized as incurred and amortized over the remaining legal life of the patents commencing when the patents are issued by federal authorities. As of June 30, 1996, five patents were issued and amortization provided thereon.

Income Taxes

Taxes are computed on pre-tax financial income which is consistent with income reported for income tax filing purposes.

Loss Per Share

Loss per share is based on the weighted average number of common shares outstanding.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PAGE 7

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS


Note 1--Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2--Capitalization Changes

The Company entered into an Underwriting Agreement with First Nutley Securities, Inc. for the proposed sale of its securities. The underwriter agreed to sell 600,000 Units to the public on a "best efforts, 250,000 unit or more" basis as to the first 250,000 Units, and on a "best efforts basis" as to the remaining 350,000 Units at a price to the public of $1.00 per Unit. Each Unit consisted of four shares of common stock, no par value, four Class A redeemable common stock purchase Warrants, and four Class B redeemable common stock purchase Warrants. Both classes of Warrants were exercisable and transferable immediately upon the successful closing of the offering herein. Each Class A Warrant and Class B Warrant entitled the holder to purchase one share of common stock at a purchase price of $.50 and $1.00 per share for two and three year periods respectively, from the effective date of the offering. The terms of the Class
A and Class B warrants have expired.

On July 20, 1989 the unit public offering was completed, 256,050 Units were issued, and the Company received $206,062 which is net of certain expenses of the sale and offering costs of $49,988. Concurrently the Company issued 102,440 warrants to the underwriter for $.00025 per warrant and received $25. The warrants entitled the Underwriter to purchase 102,440 shares of common stock at $.30 per share for a period of 48 months commencing February 13, 1990. The term for exercise of the warrants had been extended until February 13, 1997 at which time they expired.

Note 3--Property and  Equipment

Property and equipment are comprised as follows:

                                                               June 30,
                                                           1996      1995
Laboratory equipment
   and fixtures                                      $  9,922   $  9,922
Office equipment                                        5,239      5,239
Office furniture                                       30,480     30,480
Leasehold improvements                                 23,029     23,029
Total cost                                             68,670     68,670
Accumulated depreciation                               39,918     31,176
Net                                                  $ 28,752   $ 37,494

     PAGE 8

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS


Note 4--Related Party Transactions

During the years ended June 30, 1996 and 1995, the Company engaged in the following related party transactions:

1. Was advanced unsecured funds with no stated maturity from two major stockholders of $7,420 and $56,022 to pay for rent and other related
     operating expenditures of which   $218,187 and $210,767 was owing as of
     June 30, 1996 and 1995 respectively.

2. Was charged 8% interest per annum on such loans totaling $17,361 in 1996 and $14,540 in 1995 of which $48,897 and $31,536 was outstanding at June 30, 1996 and 1995 respectively.

Note 5--Corporate Income Taxes

No provision has been made for corporate income taxes due to cumulative losses incurred. As of June 30, 1996 and 1995, the Company has available unrealized tax benefits of approximately $253,000 and $219,000 respectively in the form of net operating loss carryforwards which can reduce future taxable income.

The Company has recognized these tax benefits as a deferred tax asset subject to a 100% valuation allowance since it is more likely than not that these tax benefits will not be realized.

As of June 30, 1996 these losses expire as follows:

                                                      Federal           State

December 31, 1996 thru 1999                         $175,000   $     -0-
June 30, 1997 thru 2000                                  -0-     233,000
June 30, 2001 thru 2005                               47,000     222,000
June 30, 2006                                         76,000         -0-
June 30, 2007                                         48,000         -0-
June 30, 2008                                         75,000         -0-
June 30, 2009                                         73,000         -0-
June 30, 2010                                         86,000         -0-
June 30, 2011                                         86,000         -0-

                                                    $666,000    $455,000



PAGE 9

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS


Note 6-Fair Value of Financial Instruments

The fair value of the Company's long-term debt to stockholders is deemed equal to its reported value based on estimated interest rates available to the Company for debt of similar terms and maturity.

Note 7-Commitments

The Company is committed to a three year operating lease covering its plant and office facility in Bridgewater, New Jersey, commencing from August 12, 1996. The minimum annual rent is $32,775 and is without regard to the Company's proportionate share of real estate taxes, utilities, and maintenance costs which it is obligated to pay. The Company reported lease charges of $48,136 and $47,866 in the years ended June 30, 1996 and 1995 respectively.

Future minimum rental payments for the five years ending June 30, 2001 and thereafter are as follows:

                                 Year Ended June 30,

                                1997                             $ 27,312
                                1998                               32,775
                                1999                               32,775
                                2000                                5,463
                                2001                                  -0-
                                Thereafter                              -

                                Total                            $ 98,325

Note 8--Subsequent Events

Effective January 27, 1997 the Company terminated its facility lease due to constructive eviction. The Company is disputing both unpaid and paid rent and escalation charges from the landlord based on the Company being the last tenant in an unoccupied building which has not been maintained. The Company feels the settlement of such dispute shall not have a material adverse effect on the financial statements.

Effective February 5, 1997 the Company authorized the issuance of 1,500,000 and 27,465 shares of unissued common stock in consideration for the forgiveness of $75,000 of loans payable -stockholders as described in Note 4 and accounts payable of $6,866.



PAGE 10

                    TECMA LABORATORIES, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS



Note 8--Subsequent Events (Continued)

On March 24, 1997 a majority of the stockholders of the Company approved the following resolutions:

1) Agreed to the terms of an Exchange and Plan of Reorganization Agreement dated January 15, 1997 with the stockholders of Lightpaths, Inc., a Delaware Corporation, wherein the Company shall acquire 100% of the issued and outstanding common stock of Lightpaths, Inc. in consideration for 6.6
     million post reverse split shares of the Company.    The Company shall
     account for the acquisition as a pooling of interests for financial reporting purposes.

     Summarized operating data giving effect to the acquisition had it occurred on July 1, 1995 has not been disclosed since there is minimal historical operating data for Lightpaths, Inc.

2) Authorized a 1 for 10 reverse stock split to be effective March 31, 1997 for stockholders of record of the same date and to change the name of the Company to Lightpaths TP Technologies, Inc.

3) Authorized the transfer to a newly formed wholly-owned subsidiary, TLI Industries, Inc. all of its assets and all of its liabilities effective March 31, 1997. Immediately thereafter the Company shall spin off all of the outstanding shares of TLI's common stock to the stockholders of the Company as a dividend.

To the Board of Directors and Stockholders of Microphase Telecommunications, Inc.

We have audited the accompanying balance sheets of Microphase Telecommunications , Inc. as of June 30, 1997 and June 30, 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the period September 12, 1995 (date of inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998 and the results of its operations and its cash flows for the period of September 12, 1995 (date of inception) through June 30, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 3, substantially all transactions of the Company have been incurred with affiliates, and the Company is dependent on these affiliates.

The Company was in the development stage as of June 30, 1998.  As discussed in
Note 2, on June 25, 1998, effective for accounting purposes July 1, 1998, the Company was acquired by mPhase Technologies, Inc. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.






                         /s/ Schuhalter, Coughlin & Suozzo, LLC
                             Schuhalter, Coughlin & Suozzo, LLC

Raritan, New Jersey
January 28, 1999

               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A Development Stage Company)
                    Consolidated Balance Sheet



                                                           June 30,
                                                       1997         1998

ASSETS

Cash and equivalents                               $        - $        -
Patents and licensing rights, at cost, less
 accumulated amortization of $9,639 and $12,336       154,230    998,585
Goodwill, less accumulated amortization of
 $0                                                         -    998,585

    TOTAL                                             154,230  1,997,170



      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Due to affiliates                                     747,507    286,170

      TOTAL LIABILITIES                               747,507    286,170

STOCKHOLDERS EQUITY

Common stock, no par value, 5,000,000 shares
 authorized; 1,000 shares issued and
 outstanding at June 30, 1997 and 1998
 shares issued and outstanding at
 June 30, 1998                                          1,000      1,000
Retained Deficit                                     (594,277)  (155,339)
Additional paid in capital                                  -  1,865,339

TOTAL STOCKHOLDERS' EQUITY                           (593,277) 1,711,000

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT  $  154,230 $1,997,170
























The accompanying notes are an integral part of these financial statements
                                                                          F-35

               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A Development Stage Company)
                    Statement of Operations



                                            From                   From
                                          Inception              Inception
                                             to                      to
                                        (September 12, For the (September 12,
                                             1995)       Year       1995)
                                           Through       Ended     Through
                                           June 30,     June 30,   June 30,
                                             1997        1998        1998

TOTAL REVENUE                              $ 119,712  $ 472,839  $  592,551

COSTS AND EXPENSES
  Marketing (including $350,000 and
   $161,750 for the periods ended
   June, 1997 and 1998, respectively
   incurred with affiliate)                  350,000    161,750     511,750
  Research and development (including
   $136,750 for the period ended
   June 30, 1997 incurred with affiliate)    136,750          -     136,750
  General and administrative (including
   $217,600 for the periods ended
   June 1997 and June 30, 1998 incurred
   with affiliate)                           217,600    217,600     435,200
  Depreciation and amortization                9,639     21,201      30,840

      TOTAL COSTS AND EXPENSES              (713,989)  (400,551) (1,114,540)

      NET INCOME (LOSS) FROM OPERATIONS     (594,277)    72,288    (525,989)

      GAIN ON SALE OF PATENTS AND
        LICENCE RIGHTS                             -    366,650     366,650

      NET INCOME (LOSS)                    $(594,277) $ 438,938  $ (155,339)


























The accompanying notes are an integral part of these financial statements.

               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A Development Stage Company)
          Statement of Changes in Stockholders' Equity
   From September 12, 1995 (Date of Inception) to June 30, 1998


                                                Additional
                             Number    Common    Paid in
                           of Shares    Stock    Capital    (Deficit)     Total

September 12, 1995                 -  $ 1,000   $      -    $      -    $     -

Initial capitalization         1,000    1,000          -           -      1,000

Net (Loss) for the
 Period from September
 12, 1995 to June 30,
 1997                              -        -          -    (594,277)  (594,277)

Balance, June 30, 1997         1,000    1,000          -    (594,277)  (593,277)

Increase in additional
 paid in capital in
 connection with push
 down accounting
 pursuant to merger
 agreement dated
 June 25, 1998                     -        -  1,865,339         -   1,865,339

Net income for the year            -        -          -   438,938     438,938

Balance, June 30, 1998         1,000  $ 1,000 $1,865,339 $(155,339) $1,711,000


































The accompanying notes are an integral part of these financial statements.
                                                             F-37

               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A Development Stage Company)
                     Statement of Cash Flows


                                               From                   From
                                             Inception              Inception
                                                to                      to
                                           (September 12, For the (September 12,
                                                1995)       Year       1995)
                                              Through       Ended     Through
                                              June 30,     June 30,   June 30,
                                                1997        1998        1998

 Cash Flow From Operating Activities:
  Net (Loss) Income                         $(594,277)   $ 438,938   $ 155,339
  Adjustments to reconcile net (loss)
   to net cash (used in) operating
   activities:
    Depreciation and Amortization               9,639       21,201      30,840
    Gain on the sale of patents and
      license rights                                -     (366,650)   (366,650)
  Changes in assets and liabilities:
   Increase (decrease) in due
     to affiliate                             747,507      (93,489)    654,018
      Net cash from operating
       activities                             162,869            -     162,869

Cash Flow Used in Investing Activities:
  Investment in licensing rights             (163,869)           -    (163,869)
      Net cash (used in) investing
       activities rights                     (163,869)           -    (163,869)

Cash Flow From Financing Activities:
  Proceeds from issuance of common              1,000            -       1,000
     Net cash provided by financing
      activities                                1,000            -       1,000

Net Increase (Decrease)in Cash                      -            -           -

Cash, Beginning of Period                           -            -           -

Cash, End of Period                         $       -    $       -   $       -























The accompanying notes are an integral part of these financial statements.
                                                             F-38

              MICROPHASE TELECOMMUNICATIONS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENT


NOTE 1 - DEVELOPMENT STAGE ENTERPRISE:

The Company was organized in the State of Delaware on September 12, 1995.

The Company is a development stage company primarily engaged in research and development of technological products in the defense and communications industries. On June 25, 1998 the Company sold all its technology relating to the defense industry to one affiliate and, simultaneously retained all its technology relating to the communications industry. The present activities of the Company are focused on the completion of its proprietary Traverser Digital Date Delivery System utilizing existing twisted pair copper wire infrastructure in "plain old telephone systems" or "POTS".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Push Down Method of Accounting

The financial statement includes the accounts of the Company, as adjusted for a write up of intangible assets for its merger(acquisition by mPhase Technologies, Inc. "mPhase") whereby the Company became a wholly owned subsidiary of mPhase, utilizing the push down method of accounting.

Intangible Assets

Patents and goodwill are recorded at cost. Amortization is provided on the straight-line method over the estimated useful lives of seventeen and ten years, respectively.

Research and Development

Research and development costs are charged to operations as incurred.

Income Taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes.

Dependence

The Company is dependent on an affiliated company for facilities and technological assistance. (See Note 3 - Related Party Transaction)

Financial Instruments

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the use of management's estimates.

The following methods and assumptions were used by the Company to estimate fair values of financial instruments as discussed herein:

Receivables from and Payables to Affiliates

The carrying amount approximates fair value because the Company anticipates either repayment or offsets in the current period.








                                                             F-39
              MICROPHASE TELECOMMUNICATIONS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Long-Lived Assets

In March, 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which states that whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and long-lived assets and certain identifiable intangibles are to be disposed of, they should be reported at the lower of carrying amount of fair value less cost to sell. SFAS No. 121 also established the procedures for review of recoverability and measurement of impairment, if necessary, of long-lived assets and certain identifiable intangibles to be held and used by an entity. The Company adopted SFAS No. 121 for the year ended June 30, 1997, and all periods subsequent thereto. The carrying value of assets of the Company have not been affected by this statement.

NOTE 3 -RELATED PARTY TRANSACTIONS:

The management of the Company are also employees of an affiliated Company which have recorded material transactions with the Company. The Company's management is in a position to, and in the future may, influence future operations of the Company for the benefit of other companies that are under their control.

The licensing fees received by the Company, discussed in Note 2, were paid by an affiliate. The acquisition, pursuant to an agreement dated June 25, 1998, discussed in Note 2, was of the same affiliate the licensing fees were previously received from and this company has acquired the Company from another affiliate. The Company will be obligated to pay a 3% royalty to on revenues from the Company's proprietary TRAVERSER Digital Video Data Delivery System to the affiliate going forward.

Prior to June 25, 1998, the Company was dependent on an affiliate experiencing financial difficulties. Subsequent to June 25, 1998, the Company became the wholly owned subsidiary for a different affiliate whose financial statement indicated going concern uncertainties.

NOTE 4 -  CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK:

In the course of the Company business, it has advanced monies to a supplier and a licensing agent in the technology industries. Furthermore, these are affiliated companies with limited history of operations.

These expose the Company to risk of loss of the amounts advanced should the supplier ultimately be unable to produce what the Company intends upon purchasing as well as risk of loss should the technology to be assigned encounters obsolescence prior to its utilization by the Company. Additionally, the Company may be exposed to off-balance sheet risk arising from potential claims should the technology or products create a liability in which the Company's counter parties may fail to satisfy their obligations.

The Company measures its exposure on a commitment by commitment basis. This risk can be effected by changes in geographic, industrial or other economic factors. To alleviate the potential for risk concentration, management has monitored the progress of the supplier as well as the status of technological advances and changes with its providers and within the industry itself.








                                                            F-40


               MICROPHASE TELECOMMUNICATIONS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENT


NOTE 5 - INCOME TAXES:

No provisions for income taxes have been made for the periods preserved as the Company has incurred cumulative losses during those periods.

          Total Deferred Tax Assets          $ 52815
          Less: Valuation Allowance           (52815)

          Net Deferred Tax Assets            $     0

Deferred tax assets are attributable to available net operating loss carry forwards. The valuation allowance increased by $202,054 in 1997 and decreased by $149,233 in 1998.

The Company has net operating loss carry forwards of approximately $155,339 which expire in 2012. The amount of the operating loss carry forwards may be subject to annual limitations due to IRS regulations as a result of the sale of a majority interest.

Part III

Item 1    Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit   Name and/or Identification of Exhibit
Number

 1.* Underwriting Agreement

              Not applicable

 2.* Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
     Succession.

     (a) Exchange of Stock Agreement and Plan of Reorganization, Dated January 15, 1997

     (b) Exchange of Stock Agreement and Plan of Reorganization, Dated June 25, 1998

 3.* Certificate of Incorporation and By-Laws

     (a)  Certificate of Incorporation of Tecma Laboratory, Inc. filed
          December 20, 1979
     (b) Certificate of Correction to Certificate of Incorporation of Tecma Laboratory, Inc. dated June 29, 1987
     (c) Certificate of Amendment of Certificate of Incorporation of Tecma Laboratory, Inc. dated August 28, 1987 (changing name to Tecma Laboratories, Inc.)
     (d) Certificate of Amendment of Certificate of Incorporation of Tecma Laboratories, Inc. filed April 7, 1997 (changing its name to Lightpaths TP Technologies, Inc.
     (e) Certificate of Amendment of Certificate of Incorporation filed June 2, 1997 (changing its name to mPhase Technologies, Inc.)
     (f) Certificate of Incorporation of Lightpaths, Inc. Filed October 2, 1996 with the Delaware Secretary of State
     (g)  By-Laws of mPhase Technologies, Inc.
     (h)  mPhaseTV.net/Inc. Certificate of Incorporation dated August 21, 1998.
     (i)  Certificate of Incorporation of Microphase Telecommunications, Inc.

 4.* Instruments Defining the Rights of Security Holders

     (a) mPhase Long Term Stock Incentive Plan authorized by the Company on August 15, 1997
     (b) A warrant agreement between the Company and Jersey Transfer & Trust Co., Warrant Agent, relating to the warrants issued pursuant to Rule 505 offering

 5.* Opinion on Legality

          Not applicable

 6.* No Exhibit Required

          Not applicable

 7.* Opinion on Liquidation Preference

          Not applicable

 8.* Opinion on Tax Matters

          Not applicable

Exhibit   Name and/or Identification of Exhibit
Number


 9.* Voting Trust Agreement and Amendments

          Not applicable

10.* Material Contracts

     (a) Technology agreement Dated February 15, 1997 between Microphase Telecommunications and mPhase Technologies, Inc.

     (b) Loan Agreements and Promissory Notes between Janifast Holdings, LTD (the Maker) and mPhase Technologies Inc. (the Holder), Dated April 10,1997, May 5, 1997, June 19, 1997 and August 31,

     (c) Joint Venture Agreement dated April 30, 1997 between the Company and Global Music & Medica, Inc. detailing terms and conditions under which Complete Telecommunications, Inc. is to be organized and operated.

     (d) License Agreement dated October 27, 1997 between the Company, Complete Telecommunications, Inc. and Global Music & Media, Inc.

     (e) License Agreement dated March 26, 1998, by and between Georgia Tech Research Corporation and the Company relating to the commercialization of a certain invention entitled "Digital Video and Data System."

     (f) Infospace Content Distribution Agreement dated January 25, 1998, by and between InfoSpace.com, Inc. and the Company.

     (g)  IP Equity Internet Investor Communication dated February 1, 1999.

11.* Statement Re Computation of Per Share Earnings

     Primary and fully diluted earnings per share

12.* No Exhibit Required

          Not applicable

13.  Annual or Quarterly Reports - Form 10-Q

          Form 10QSB for the Quarter Ended March 31, 1999

14.* Material Foreign Patents

          Not applicable

15.* Letter on Unaudited Interim Financial Information

          Not applicable

16.* Letter from Mauriello, Franklin & LaBrace, CPAs

17.* Letter on Director Resignation

18.* Letter on Change in Accounting Principles

          Not applicable

Exhibit   Name and/or Identification of Exhibit
Number

19.* Reports Furnished to Security Holders

          Not applicable

20.* Other Documents or Statements to Security Holders

          Not applicable

21.* Subsidiaries of Small Business Issuer

          See list of subsidiaries

22.* Published Report Regarding Matters Submitted to Vote of Security Holders

          Not applicable

23.* Consent of Experts and Counsel

          Consents of Schuhalter, Coughlin & Suozzo, LLC and Mauriello, Franklin & LoBrace, P.C.

24.* Power of Attorney

          Not applicable

25.* Statement of Eligibility of Trustee

          Not applicable

26.* Invitations for Competitive Bids

          Not applicable

27.* Financial Data Schedule

          Not applicable

28.* Information from Reports Furnished to State Insurance Regulatory
     Authorities

          Not applicable

99.* Additional Exhibits

     (a) Patent Application (not supplied to protect confidentiality of information - can be supplied to Commission if requested under protective order)

     (b)  Sample Subscription Agreement for Rule 504 Offering

     (c)  Sample Subscription Agreement for Rule 505 Offering













     *    Incorporated by reference Form 10SB dated 4-23-99
                           SIGNATURES

  In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                   mPhase Technologies, Inc.
                          (Registrant)

Date:     April 23, 1999, except for
 additional language in section
 A(1) Business Development; and
 A(3) Management's Plan of
 Operation and clerical edits,
 to which the date is July 31, 1999


By:  /s/ Ronald Durando

Ronald Durando, Director and President

                            EXHIBIT 13



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                           FORM 10-QSB


         QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Quarter ended March 31, 1999 Commission File No.000-24969


mPhase Technologies, Inc. (formerly Tecma Laboratories, Inc.)
      (Exact name of registrant as specified in its charter)

        New Jersey                                22-2287503
(State or other jurisdiction of            (I.R.S. Employer
 incorporation or organization             Identification Number)

587 Connecticut Ave., Norwalk, CT                  06854-0566
(Address of principal executive offices)            (Zip Code)

Issuer's telephone number, (203)   838    -   2741


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, during the preceding 12 months (or for shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

     Yes:   X            No:


Transitional Small Business Disclosure Format:

     Yes:   X            No:


The number of shares outstanding of each of the registrant's classes of common stock as of March 31, 1999 is 17,479,043 shares all of one class of $.0001 par value common stock.

                    MPHASE TECHNOLOGIES, INC.
               (FORMERLY TECMA LABORATORIES, INC.)



                              INDEX

                                                            PAGE

PART I    FINANCIAL INFORMATION

          Consolidated Balance Sheet - March 31, 1999         1

          Consolidated Statements of Operations - Three and nine
            Months Ended March 31, 1999 and 1998             2-3

          Consolidated Statement of Cash Flows - Three
            Months Ended March 31, 1999 and 1998              4

          Notes to Financial Statements                            5-6

          Management's Discussion and Analysis of financial
            conditions and results of operations                   7-8


PART II   OTHER INFORMATION

          Item 1.   Legal Proceedings                          9

          Item 2.   Changes in Securities                      9

          Item 3.   Defaults Upon Senior Securities            9

          Item 4.   Submission of Matters to a Vote of
                      Security Holders                         9

          Item 5.   Other Information                          9

          Item 6.   Exhibits on Reports on Form 8-K            9

Signature Page                                                10
                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
                    Consolidated Balance Sheet
                          March 31, 1999
                           (Unaudited)




ASSETS

Cash and equivalents                                           $ 122,479
Stock subscription receivable                                    375,000
Prepaid expenses                                                  19,400
Deposits                                                           7,415
Deferred offering costs                                           52,673
Equipment used in research and development, less
  accumulated depreciation of $58,516                             94,260
Marketing equipment, less accumulated depreciation
 of $11,056                                                       22,305
Patents and licensing rights, at cost, less
 accumulated amortization of $202,000                            916,690
Organization costs, less accumulated amortization
 of $286                                                           1,089
Note receivable - unconsolidated subsidiary, net
 of $150,000 bad debt reserve                                          -
Goodwill, less accumulated amortization of
 $74,856                                                         923,229

      TOTAL ASSETS                                             2,534,540

      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable                                               1,169,977
Accrued expenses                                                 652,083
Due to affiliate                                               1,355,454
Deferred revenue                                                  40,000
Loan(s) payable                                                  228,900

      TOTAL LIABILITIES                                        3,446,414

STOCKHOLDERS DEFICIT

Common stock, no par value, 50,000,000 shares
 authorized; 17,479,043 shares issued and
 outstanding shares issued and outstanding at
 March 31, 1999 (unaudited)                                    8,579,136
Deficit accumulated during development stage,
 subsequent to recapitalization effective
 October 2, 1996                                              (9,483,037)
 Treasury Stock, 13,750 shares at cost                            (7,973)

TOTAL STOCKHOLDERS' DEFICIT                                     (911,874)

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT             $2,534,540

See notes to the consolidated financial statements.                        1.

                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
               Consolidated Statement of Operations
                           (Unaudited)



                                                                 October 2,
                                                                     1996
                                                                  (Date of
                                                 For the         Inception)
                                             Three Months Ended       to
                                                 March 31,         March 31,
                                            1998        1999         1999


REVENUE - LICENSING FEES                  $       -  $       -    $        -

      TOTAL REVENUE                               -          -             -

COSTS AND EXPENSES
  Research and development (including
   $23,268 and $155,838 for the period
   ended 1998 and 1999 respectively,
   incurred with affiliate)                 745,693     402,795     4,779,789
  Licensing fees                            112,500          -        487,500
  General and administrative (including
   $131,315 and $30,000 for the period
   ended 1998 and 1999 respectively,        276,495      299,445    2,667,754
   incurred with affiliate)
  Depreciation and amortization               7,230       83,000      288,374
  Stock based compensation                   50,000      128,125      933,875
  Interest                                        -        6,300       20,900

      TOTAL COSTS AND EXPENSES           (1,191,918)    (919,665)  (9,178,192)

      NET (LOSS) FROM OPERATIONS         (1,191,918)    (919,665)  (9,178,192)


      LOSS FROM UNCONSOLIDATED              (55,193)            -    ( 304,845)
       SUBSIDIARY

      NET (LOSS)                          $(1,247,111)  $(919,665) $(9,483,037)

      BASIC LOSS PER COMMON SHARE           $(.131)       $(.053)

      COMMON SHARES OUTSTANDING          9,544,532     17,159,876

      DILUTED LOSS PER COMMON SHARE         $(.095)       $(.037)

      COMMON SHARES AND EQUIVALENTS      13,119,199   24,960,471
        OUTSTANDING



See notes to the consolidated financial statements                        2.

                    mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
               Consolidated Statement of Operations
                           (Unaudited)



                                                                  October 2,
                                                                     1996
                                                                  (Date of
                                                 For the         Inception)
                                             Nine Months Ended       to
                                                 March 31,         March 31,
                                            1998        1999         1999


REVENUE - LICENSING FEES                $        -    $      -        $      -

      TOTAL REVENUE                              -           -               -

COSTS AND EXPENSES
  Research and development (including
   $71,268 and $458,026 for the period
   ended March 1998 and 1999
   respectively, incurred with
   affiliate)                            1,165,461   2,290,005       4,779,789
  Licensing fees                           337,500           -         487,500
  General and administrative (including
   $131,315 and $90,000 for the period
   ended March 1998 and 1999
   respectively, incurred with
   affiliate)                              837,949   1,017,231      2,667,754
  Depreciation and amortization             21,690     248,721        288,374
  Stock based compensation                 150,000     783,875        933,875
  Interest                                       -      20,900         20,900

      TOTAL COSTS AND EXPENSES          (2,512,600) (4,360,732)    (9,178,192)

      NET (LOSS) FROM OPERATIONS        (2,512,600) (4,360,732)    (9,178,192)

      LOSS FROM UNCONSOLIDATED
        SUBSIDIARY                        (121,443)          -       (304,845)

      NET (LOSS)                       $(2,634,043)$(4,360,732)   $(9,483,037)

      BASIC LOSS PER COMMON SHARE          $ (.297)     $(.291)

      COMMON SHARES OUTSTANDING          8,878,432  14,960,531

      DILUTED LOSS PER COMMON SHARE         $(.212)     $(.192)

      COMMON SHARES AND EQUIVALENTS
        OUTSTANDING                     12,453,099  22,761,126



See notes to the consolidated financial statements.                      3.






                          mPHASE TECHNOLOGIES, INC.
                Formerly Tecma Laboratories, Inc.
                  (A Development Stage Company)
               Consolidated Statement of Cash Flows
                                (Unaudited)

                                                                     October 2,
                                                                        1996
                                                                     (Date of
                                                    For the         Inception)
                                                Nine Months Ended       to
                                                    March 31,         March 31,
                                                1998        1999         1999
                                                        (Unaudited)
  Cash Flow Used In Operating
   Activities:
  Net (Loss)                              $(2,634,043) $(4,360,732) $(9,483,037)
  Adjustments to reconcile net (loss)
   to net cash (used in) operating
   activities:
    Depreciation and Amortization              21,690      248,721      300,710
    Depreciation of research and
     development equipment                     19,995       29,089       58,516
    Loss on unconsolidated subsidiary         121,443            -      304,845
    Stock based compensation                  150,000      783,875      933,875
  Changes in assets and liabilities:
    Deposits                                                (7,415)      (7,415)
   (Increase) decrease in prepaid
     expenses                                   6,705       (3,400)     (19,400)
   Increase (decrease) in accounts payable    985,304     (564,950)   1,135,886
   Increase in accrued expenses               293,719       13,529      692,906
   Increase in due to affiliate               240,151      679,725      769,785
   Increase in deferred revenue-
         license fee                          300,000       40,000       40,000
   Increase in cash overdraft                                             8,432
   Increase in accrued interest                                          18,900
   Increase in receivables from
     unconsolidated subsidiary             (150,000)             -     (150,000)
      Net cash (used in) operating
        activities                         (645,036)    (3,128,406)  (5,395,997)
Cash Flow Used in Investing Activities:
  Investment in organizational costs              -           (720)     (54,830)
  Investment in licensing rights                  -        (75,977)        (655)
  Investment in fixed assets                (21,636)             -     (186,137)
  Investment in unconsolidated
    subsidiary                             (304,000)             -            -
      Net cash (used in) investing
       activities                          (325,636)       (76,697)    (241,622)
Cash Flow From Financing Activities:
  Proceeds from loan                                                    210,000
  Proceeds from issuance of common stock,
   net of offering costs of $138,931 in
   1998 and $184,065 in 1999                857,318      3,327,582    5,558,071
  Repurchase of Treasury stock at cost       (7,973)             -       (7,973)
     Net cash provided by financing
      activities                            866,372      3,327,582    5,760,098
Net Increase (Decrease)in Cash             (121,327)       122,479      122,479
Cash, Beginning of Period                   161,787              -            -
Cash, End of Period                      $   40,460    $   122,479   $  122,479

See notes to the consolidated financial statements                         4.




                           mPHASE TECHNOLOGIES, INC.
                   Formerly Tecma Laboratories
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
                            (Unaudited)

A.   BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending June 30, 1999. For the year ending June 30, 1998, and all periods presented thereafter, the Company adopted FASB 128 to compute earnings per share. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Registration Statement on form 10-SB for the year ended June 30, 1998 and the interim period ended December 30, 1998.

     Schedule of Non Cash Investing and Financial Activities:

                                             For the nine
                                             Months ended
                                             March 31,1999

     Common Stock issued for services:

          Charged to operations                   $ 783,875

          Charged to common stock                 $  85,415


     Common Stock issued for reduction
      of accounts payable.                        $  27,983


     Other Supplemental Cash Flow Information:

          Interest Paid                           $   2,000


B.   RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations as incurred.




                                                               5.



                      mPHASE TECHNOLOGIES, INC.
                   Formerly Tecma Laboratories
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
                            (Unaudited)


C.   RELATED PARTY TRANSACTIONS

     The Company is dependent on an affiliated company, Microphase Corporation, for facilities and technological assistance. During the nine months ended March 31,1999 and 1998 the Company incurred $458,026 and $71,268 research and development expenses with an affiliate and $90,000 and $131,315 general and administrative expenses with the same affiliate. At March 31, 1999 the Company owed this affiliate, Microphase Corporation, $ 1,355,454.

     During the nine months ended March 31,1999 and 1998 the Company paid $153,999 and $95,141 of finder fees to a corporation owned by a director. At March 31, 1999 $228,900 was owed to this director including $12,900 accrued interest.










































                                                            6.




                MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
                      mPHASE TECHNOLOGIES, INC.




The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying condensed financial statements, as well as information relating to the plans of the Company's current management.

RESULTS OF OPERATIONS AND CURRENT METHOD OF OPERATION

Nine Months Ended March 31, 1999 vs. March 31, 1998

The Company's results of operations for the nine months ended March 31, 1999 consisted of a loss of $4,360,732 as compared to March 31, 1998 which consisted of a loss of $2,634,043.

The major expenses during the nine month periods were research and development of $2,290,005 in 1999 compared to $1,165,461 in 1998 and general and administrative expenses totaling $1,017,231 in 1999 compared with $837,949 for the same period in 1998.


Liquidity and Working Capital

The Company's working capital (deficit) of $2,929,535 at March 31, 1999 has been reduced from its previous fiscal year end, June 30, 1998 total of $3,073,299.

As enumerated in the Company's recently filed form 10-SB, the Company estimated it will need to raise from $10,000,000 to $15,000,000 of additional capital through the issuance of its common stock, at per share prices to be determined, to sophisticated investors in a series of transactions which are intended to be exempt from registration pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission. The $375,000 of stock subscription receivable is included with assets on the balance sheet at March 31, 1999 as this subscription was collected in the first week of April, 1999. Management does not believe it will experience much difficulty in raising the targeted capital.

YEAR 2000 ISSUES

Many computer systems and software programs, including several used by the Company may require modification and conversion to allow date code fields to accept dates beginning with the year 2000. Major system failures or erroneous calculations can result if computer systems are not year 2000 compliant.

The Company is in the process of evaluating the computer systems they now have in use and does not anticipate a major undertaking to be compliant.

The company anticipates all of the products it is currently developing will be year 2000 compliant and as such has informed its suppliers and co-developers of this requirement.




                                                            7.



Forward looking and other statements

Forward looking statements above and elsewhere in this report that suggest the Company will increase revenues or become profitable are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations and cash flows. These statements are identified by words such as "believes," "expects," "anticipates" or similar expressions. Such forward looking statements are based on the beliefs of mPHASE Technologies Inc."mPHASE" or "The Company" and its Board of Directors in which they attempt to analyze the Company's competitive position in its industry and the factors affecting its business, including management's evaluation of its sales potential. Stockholders of the Company should understand that each of the foregoing risk factors, in addition to those discussed elsewhere in this quarterly report and in the documents which are incorporated by reference herein, could affect the future results of mPHASE, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference herein. In addition there can be no assurance that the Company and its Board have correctly identified and assessed all of the factors affecting the Company's business.






































                                                            8.

                   PART II - OTHER INFORMATION



Item 1.   Legal Proceedings
          The Company is not currently involved in any legal proceeding nor does it have knowledge of any threatened litigation, except for a lawsuit instituted by Global Music and Media Inc, a Tennessee Corporation, over an alleged breach of an April 30, 1997 agreement whereby Global alleges it was given the exclusive right to market mPhase technology as well as television programming and related services. The Company has asserted the April 30, 1997 agreement relied upon by Global was superseded by an October 27, 1997 agreement with respect to which Global and a related company has defaulted under its obligations. Accordingly, the Company does not believe there is any merit to the contentions of Global and intends to vigorously defend the lawsuit.

          The Company was previously involved in an action arising out of a lease entered into by its predecessor in name with U.S. Land Resources, L.P. which has since been resolved and settled at a minimal cost. Another matter which did not result in litigation but was settled by the company involved claims by Thomas A. Murphy, a former director and executive of the Company who agreed to waive all claims against the company in return for allowing him to retain the benefit of 525,000 shares of mPhase common stock he had acquired as a founding shareholder of Lightpaths, Inc. when it was acquired by the company and as a director of the Company.

Item 2.   Changes in Securities

          There have been no changes in the type of securities or amount of the shares authorized to be issued. During the quarter ended March 31, 1999 the company issued 235,000 shares to sophisticated investors in a series of transactions intended to be exempt from registration for cash consideration totaling $587,500 which included a $375,000 stock subscription collected in April, 1999. Additionally 50,000 shares valued at $85,415 were issued for services in connection with private offerings of the company's common stock and 85,000 shares valued at $128,125 were issued for services pertaining to the Company's operations and were recorded as stock based compensation.

Item 3.   Defaults Upon Senior Securities

          NONE

Item 4.   Submission of Matters to a Vote of Security Holders

          NONE

Item 5.   Other Information

          NONE

Item 6.   Exhibits and Reports on Form 8-K

          NONE

                                                            9.

                            SIGNATURES



In accordance with the requirements of the Exchange Act, the registrant, caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      mPHASE TECHNOLOGIES, INC.
                                               Formerly Tecma Laboratories, Inc.



Dated: June 23, 1999     By: /s/Ronald A. Durando
                                               Ronald A. Durando, President, CEO









































                                                            10.